SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	2017 Annual Results Announcement; and

99.2	Nomination of Non-Independent Director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: March 23, 2018	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	President

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

2017 Annual Results Announcement

1.	IMPORTANT MESSAGE

1.1	The Board of Directors (the “Directors”)(the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in the 2017 annual report, and warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2017 annual report of the Company, and severally and jointly accept responsibility.

1.2	This annual results announcement is extracted from the full text of the 2017 annual report. The Chinese version of the full report is published on the websites of the Shanghai Stock Exchange, Hong Kong Exchanges and Clearing Limited and the Company. For details, investors are advised to read the full text of the 2017 annual report.

1.3	Director(s) who has/have not attended the Board meeting for approving the 2017 annual report of the Company is/are:

Name of Director	Position	Reasons for Absence	Name of Proxy
Zhou Meiyun	Executive Director	Business Engagement	Wu Haijun
Lei Dianwu	Non-Executive Director	Business Engagement	Gao Jinping
Mo Zhenglin	Non-Executive Director	Business Engagement	Wu Haijun
Liu Yunhong	Independent Non-Executive Director	Business Engagement	Zhang Yimin

1.4	The financial statements for the year ended 31 December 2017 (the “Reporting Period”), prepared under the People’s Republic of China (“PRC” or “China”)’s Accounting Standards (“CAS”) as well as the International Financial Reporting Standards (“IFRS”), were audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers, respectively, and both firms have issued unqualified opinions on the financial statements in their auditors’ reports.

1.5	In 2017, the net profit attributable to equity shareholders of the Company amounted to RMB6,141,558,000 under CAS (net profit of RMB6,143,222,000 under IFRS). According to the 2017 profit distribution plan approved by the Board on 20 March 2018, the Board proposed to distribute a dividend of RMB0.3 per share (including tax) (the “Final Dividend”) based on the total number of issued shares of the Company as at the record date for distributing dividend. The 2017 profit distribution plan will be implemented subject to approval of the Company’s 2017 annual general meeting (the “AGM”). The date and time of the AGM and book closure arrangement will be announced later. The notice of the AGM will be announced separately in accordance with the provisions of Articles of Association of the Company. The notice of the AGM, the accompanying circular and proxy form will be despatched to holders of H shares in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”).

Subject to the passing of the resolution by the shareholders of the Company at the AGM, the Final Dividend is expected to be distributed on or around Friday, 13 July 2018 to shareholders whose names appear on the register of members of the Company’s H shares at the close of business on Tuesday, 26 June 2018. The Final Dividend is denominated and declared in Renminbi. The Final Dividend payable to the holders of the Company’s A shares shall be paid in Renminbi while those payable to the holders of the Company’s H shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the average closing exchange rates for Hong Kong dollars as announced by the Foreign Exchange Trading Centre of the PRC one calendar week prior to the approval of the Final Dividend at the AGM.

The Company is expected to close the register of members of the Company’s H shares from Thursday, 21 June 2018 to Tuesday, 26 June 2018 (both days inclusive), during which period no transfer of H shares will be registered in order to confirm the shareholders’ entitlement to receive the Final Dividend. The holders of the Company’s H shares who wish to receive the Final Dividend should lodge the transfer documents and relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before 4:30 p.m. on Wednesday, 20 June 2018.

The record date for dividend distribution, distribution procedures and time for the distribution of dividends applicable to holders of the Company’s A shares will be announced separately.

2.	CORPORATE INFORMATION

2.1	Corporate information

Place of listing of A shares:	Shanghai Stock Exchange
Stock abbreviation of A shares: Stock code of A shares:	上海石化 600688
Place of listing of H shares:	The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”)
Stock abbreviation of H shares:	Shanghai Pechem
Stock code of H shares:	00338
Place of listing of American Depositary Receipts (ADR):	New York Stock Exchange
Code of American Depositary Receipts (ADR):	SHI
Registered address and business address:	48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code:	200540
Principal place of business in Hong Kong:	Room 605, Island Place Tower, 510 King’s Road, Hong Kong
Website of the Company:	www.spc.com.cn
E-mail address:	spc@spc.com.cn

2.2	Contact persons and contact details

	Secretary to the Board	Securities Affairs Representative
Name	Guo Xiaojun	Ding Yonghui
Address	48 Jinyi Road, Jinshan District,	48 Jinyi Road, Jinshan District,
	Shanghai, PRC, Postal Code:	Shanghai, PRC, Postal Code:
	200540	200540
Tel	8621-57943143	8621-57933728
Fax	8621-57940050	8621-57940050
E-mail	guoxiaojun@spc.com.cn	dingyonghui@spc.com.cn

2.3	Introduction of main business or products during the Reporting Period

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products. The Company sells most of its products within the PRC domestic market and derives most of its revenues from customers in Eastern China, one of the fastest growing regions in the PRC. The Company’s rapid development is supported by the ever-increasing demand in the PRC for petrochemical products. Relying on the competitive advantage of its high degree of integration, the Company is optimizing its product mix, improving the quality and variety of its existing products, upgrading technology and increasing the capacity of its key upstream plants. In 2017, centered on overall efficiency and profits of the Company, the Group made great efforts to seize the favorable market situation and actively carried out safety and environmental protection, optimizing operation, market development and cost reduction, which achieved good results in production and operation and created a high level of economic benefits in history.

3.	HIGHLIGHT OF ACCOUNTING DATA AND FINANCIAL INDICATORS

3.1	Major accounting data (Prepared under CAS)

	Unit: RMB’000

Major accounting data	2017	2016	Increase/ decrease compared to the previous year (%)	2015
Operating income	92,013,569	77,894,285	18.13%	80,803,422
Total profit	7,851,234	7,765,405	1.11%	4,208,729
Net profit attributable to equity shareholders of the Company	6,141,558	5,955,576	3.12%	3,245,849
Net profit attributable to equity shareholders of the Company excluding non-recurring items	6,293,745	5,921,988	6.28%	3,130,327
Net cash flow from operating activities	7,078,482	7,210,957	–1.84%	5,143,397

	End of 2017	End of 2016	Increase/ decrease compared to the previous year (%)	End of 2015
Net assets attributable to equity shareholders of the Company	28,256,306	24,750,048	14.17%	19,838,862
Total assets	39,609,536	34,123,693	16.08%	28,022,171

3.2	Major financial indicators (Prepared under CAS)

Major financial indicators	2017	2016	Increase/ decrease compared to the previous year (%)	2015
Basic earnings per share (RMB/Share)	0.568	0.551	3.09%	0.301
Diluted earnings per share (RMB/Share)	0.568	0.551	3.09%	0.300
Basic earnings per share excluding non-recurring items (RMB/Share)	0.583	0.550	6.00%	0.290
Return on net assets (weighted average) (%)*	20.840	26.383	Decreased by 5.54 percentage points	17.831
Return on net assets excluding non-recurring items (weighted average) (%)*	21.356	26.254	Decreased by 4.90 percentage points	17.251
Net cash flow per share generated from operating activities (RMB/Share)	0.655	0.668	–1.95%	0.476

	End of 2017	End of 2016	Increase/ decrease compared to the previous year (%)	End of 2015
Net assets per share attributable to equity shareholders of the Company (RMB/Share)*	2.613	2.292	14.01%	1.837
Gearing ratio (%)	27.943	26.645	Increased by 1.30 percentage points	28.143

*	The above-mentioned net assets do not include minority shareholders’ interests.

3.3	Non-recurring items (Prepared under CAS)

	Unit: RMB’000

Non-recurring items	2017	2016	2015
Net loss from disposal of non-current assets	–13,017	–42,031	–9,393
Disposal of long-term equity investment gains and losses	10,339	—	—
Employee reduction expenses	–176,954	–19,200	–24,892
Government grants recorded in profit and loss, excluding government grants pursuant to the State’s unified standard sum and quota to closely related corporate business	75,703	154,631	160,116
Income from external entrusted loans	1,164	1,818	2,880
Income from forward exchange contracts	–1,516	—	37,154
Other non-operating income and expenses other than those mentioned above	–44,159	–47,281	–10,280
Effect attributable to minority interests (after tax)	–1,526	–1,714	–1,525
Income tax effect	–2,221	–12,635	–38,538

Total	–152,187	33,588	115,522

3.4	Financial information prepared under IFRS for the past five years

	Unit: RMB million

Year ended 31 December	2017	2016	2015	2014	2013
Net sales	79,218.3	65,936.5	67,037.2	92,725.0	105,503.2
Profit/(loss) before taxation	7,852.9	7,778.3	4,237.2	(889.9)	2,444.7
Profit/(loss) after taxation	6,154.2	5,981.5	3,310.4	(675.8)	2,065.5
Profit/(loss) attributable to equity shareholders of the Company	6,143.2	5,968.5	3,274.3	(692.2)	2,055.3
Basic earnings/(loss) per share (RMB)	0.569	0.553	0.303	(0.064)	0.190
Diluted earnings/(loss) per share (RMB)	0.568	0.552	0.303	(0.064)	0.190
Basic and diluted earnings/(loss) per share (RMB) (restated)*	N/A	N/A	N/A	N/A	N/A

As at 31 December:
Total equity attributable to equity shareholders of the Company	28,230.2	24,722.0	19,797.3	16,500.3	17,732.5
Total assets	39,443.5	33,945.6	27,820.6	30,905.6	36,636.8
Total liabilities	10,928.0	8,942.4	7,726.3	14,134.0	18,645.3

*	After the implementation of capitalisation of the capital reserve in December 2013, the total number of issued shares of the Company increased from 7.2 billion shares to 10.8 billion shares.

After the first exercise of the Company’s Share Option Incentive Scheme in August 2017, the total number of issued shares of the Company increased by 14,176,600 shares.

3.5	Major quarterly financial data in 2017 (Prepared under CAS)

	Unit: RMB’000

	First Quarter (January to March)	Second Quarter (April to June)	Third Quarter (July to September)	Fourth Quarter (October to December)
Operating income	22,571,848	20,535,102	25,050,668	23,855,951
Net profit attributable to equity shareholders of the Company	1,928,852	646,627	1,526,012	2,040,067
Net profit attributable to equity shareholders of the Company excluding non-recurring items	1,938,530	633,053	1,553,371	2,168,791
Net cash flow generated from operating activities	2,854,156	–495,376	2,710,023	2,009,679

4.	SHAREHOLDINGS OF SHAREHOLDERS AND CONTROLLING DIAGRAM

4.1	Shareholdings of the top ten shareholders

Number of shareholders of ordinary shares as at the end of the Reporting Period	99,245
Number of shareholders of ordinary shares as at the end of the month immediately preceding the publication date of the annual report	100,501

	Unit: Shares

Shareholding of the top ten shareholders
		Increase/ decrease of shareholding during the Reporting Period	Number of shares held at the end of the Reporting Period	Percentage of shareholding	Number of shares held with selling restrictions			Nature of

						Pledged/Frozen
						Status of	Number of
Full name of shareholders	Class of shares	(Shares)	(Shares)	(%)	(Shares)	shares	shares	shareholders
China Petroleum & Chemical Corporation	A shares	0	5,460,000,000	50.49	0	None	0	State-owned legal person

HKSCC (Nominees) Limited	H shares	1,666,000	3,456,632,321	31.96	0	Unknown	—	Overseas legal person

China Securities Finance Corporation Limited	A shares	107,586,155	439,689,245	4.07	0	None	0	Others

Central Huijin Investment Ltd.	A shares	0	67,655,800	0.63	0	None	0	Others

GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	A shares	Unknown	22,751,900	0.21	0	None	0	Others

Shanghai Kangli Industry and Trade Co., Ltd.	A shares	0	22,375,300	0.21	0	None	0	Others

Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	A shares	Unknown	21,061,069	0.19	0	None	0	Others

China Asset Fund – Agricultural Bank of China – China Asset CSI Financial Asset Management Plan	A shares	Unknown	20,613,350	0.19	0	None	0	Others

Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	A shares	Unknown	20,613,300	0.19	0	None	0	Others

E Fund – Agricultural Bank of China – E Fund CSI Financial Asset Management Plan	A shares	Unknown	20,613,300	0.19	0	None	0	Others

Note on connected relationship or acting in concert of the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation (“Sinopec Corp.”), a State-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee. Apart from the above, the Company is not aware of any connected relationships among the other shareholders, or whether any other shareholder constitutes an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies.

4.2	Diagram of the ownership and controlling relationship between the Company and the controlling shareholder and the de facto controller

*	Including 553,150,000 H shares in Sinopec Corp. held by Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of Sinopec Group, through HKSCC (Nominees) Limited.

4.3	Interests and short positions of the substantial shareholders of the Company in shares and underlying shares of the Company

As at 31 December 2017, so far as was known to the Directors or chief executive of the Company, the interests and short positions of the Company’s substantial shareholders (being those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company but excluding the Directors, chief executive and Supervisors) in the shares and underlying shares of the Company who are required to disclose their interests pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) (the “SFO”) or as recorded in the register of interests required to be kept under section 336 of the SFO were as set out below:

Interests in ordinary shares of the Company

Name of shareholders	Interests held or deemed as held (shares)	Note	Percentage of total issued shares of the Company (%)	Percentage of total issued shares of the relevant class (%)	Capacity
China Petroleum & Chemical Corporation	5,460,000,000 A shares (L) Shares of legal person		50.49	74.60	Beneficial owner
BlackRock, Inc.	248,433,833 H shares (L)	(1)	2.30	7.11	Interests of controlled corporation
	2,210,000 H shares (S)	(2)	0.02	0.06	Interests of controlled corporation
Corn Capital Company Limited	211,008,000 H shares (L)	(3)	1.95	6.04	Beneficial owner
	200,020,000 H shares (S)	(3)	1.85	5.72	Beneficial owner
Lam Yan Yan	211,008,000 H shares (L)	(3)	1.95	6.04	Interests of controlled corporation
	200,020,000 H shares (S)	(3)	1.85	5.72	Interests of controlled corporation
Yardley Finance Limited	200,020,000 H shares (L)	(4)	1.85	5.72	Having a security interest in shares
Chan Kin Sun	200,020,000 H shares (L)	(4)	1.85	5.72	Interests of controlled corporation

(L): Long position; (S): Short position

Notes: (1)	Of the H shares (long position) held by BlackRock, Inc., 1,954,000 H shares (long position) were held through cash settled unlisted derivatives.

(2)	All the 2,210,000 H shares (short position) held by BlackRock, Inc. were held through cash settled unlisted derivatives.

(3)	These shares were held by Corn Capital Company Limited. Lam Yan Yan held 90% interests in Corn Capital Company Limited. Pursuant to the SFO, Lam Yan Yan was deemed to be interested in the shares held by Corn Capital Company Limited.

(4)	These shares were held by Yardley Finance Limited. Chan Kin Sun held 100% interests in Yardley Finance Limited. Pursuant to the SFO, Chan Kin Sun was deemed to be interested in the shares held by Yardley Finance Limited.

(5)	Based on the information obtained by the Directors from the website of the Hong Kong Stock Exchange and as far as the Directors are aware, Sinopec Group directly and indirectly owned 71.32% of the issued share capital of Sinopec Corp. as at 31 December 2017. By virtue of such relationship, Sinopec Group is deemed to have an interest in the 5,460,000,000 A shares of the Company directly owned by Sinopec Corp.

Save as disclosed above, as at 31 December 2017, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) who had interests or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register of interests required to be kept by the Company under section 336 of the SFO.

5.	REPORT OF THE DIRECTORS (MANAGEMENT DISCUSSION AND ANALYSIS)

(Unless otherwise specified, the financial information included in this “Management Discussion and Analysis” section has been extracted from the financial statements prepared under IFRS.)

5.1	General – Review of the Company’s operations during the Reporting Period

In 2017, the world economy had shown strong recovery with accelerated growth of developed economies and overall growth rally of emerging and developing economies. Price of global commodity had steadily risen and international trade had picked up growth. The world economy has grown at a higher rate than in 2016. China had pushed forward supply-side structural reform to continue to release economic vitality, power and potential, which achieved national economy in stable state with good momentum and annual GDP (gross domestic product) growth of 6.9% that was better than expectation. China’s petrochemical industry was operated in stable trend with good momentum with basically steady production, overall stable market demands, risen product price and improved industrial efficiency.

In 2017, centered on overall efficiency and profits of the Company, the Group made great efforts to seize the favorable market situation and actively carried out safety and environmental protection, optimizing operation, market development and cost reduction, which achieved good results in production and operation and created a high level of economic benefits in history.

(i)	Continuously tamping the foundation of production and operation

In 2017, the Group continued to strengthen Health, Safety and Environment (HSE) management, made clear responsibilities of production safety for correspondent parties, carried out risk identification and control and activity “I Make Diagnosis for Safety”, as well as continuously developed hidden danger troubleshooting activities in different ways and made rectification. In addition, it intensified the source control of environmental protection, developed source control pilot work of oily sewage and continued to promote the comprehensive environmental remediation of Jinshan area. Paying special attention to the equipment maintenance, the overhaul centered on 3# atmospheric and vacuum series and reconstruction of ethylene old area was the first large-scale centralized repair and transformation for oil refining, chemical engineering and downstream process units after sixth phase project. With careful arrangement, the Company was able to overcome troubles of high pressure on safety and environmental protection, large overhaul volume and overhaul difficulty and difficulty in balancing materials, enhanced process management and smoothly completed overhaul and realized normal establishment and stable operation. It strengthened production and operation management, intensified non-plan shutdown management and examination and enhanced maintenance management of key unit equipment, in which the frequency and duration of annual non-plan shutdown of main production facilities had separately declined by 14.29% and 62.73% than in last year. In 80 main technical and economic indicators under the corporate monitoring, 32 indicators were better than in last year with year-on-year progress rate of 40.00%; and 22 indicators reached advanced level of the industry with industry advanced rate of 27.50%.

In 2017, the Group operated facilities smoothly. Basically flat processing volume of crude oil and less processing business made increasing amount of product and commodity of the Group with total volume of commodities of 13,717.5 thousand tons, increasing 6.91% than in last year. Compared with last year, the Group processed 14,352.8 thousand tons of crude oil in 2017 (including 1,605.6 thousand tons of processing on given materials) with slight increase of 0.35%. In 2017, the Group’s turnover was RMB77,843 million with a decrease of 3.6% over the previous year. The product sales rate was 99.80% and the loan return rate was 100%. The product continued to keep high-quality.

Main products:

	Production			Sales
	2017	2016	Year-on-	2017	2016	Year-on-
	(10,000	(10,000	year	(10,000	(10,000	year
Products	tons)	tons)	change	tons)	tons)	change
Diesel Note 1	386.38	388.22	–0.47%	338.87	280.70	20.72%
Gasoline	316.61	287.87	9.98%	317.15	285.01	11.28%
Jet Fuel Note 1	157.41	159.83	–1.51%	75.13	55.91	34.38%
Paraxylene	63.29	67.06	–5.62%	41.32	46.60	–11.33%
Benzene Note 2	34.06	37.27	–8.61%	31.97	35.91	–10.97%
Ethylene Glycol	41.11	36.14	13.75%	29.34	24.37	20.39%
Ethylene Oxide	14.64	14.84	–1.35%	14.25	14.59	–2.33%
Ethylene Note 2	76.69	82.56	–7.11%	0.55	3.75	–85.33%
Polyethylene	47.13	53.10	–11.24%	46.25	53.51	–13.57%
Polypropylene	48.18	49.23	–2.13%	44.02	45.40	–3.04%
Polyester Pellet Note 2	41.26	41.56	–0.72%	31.52	29.83	5.67%
Acrylic	13.19	14.05	–6.12%	13.26	14.06	–5.69%
Polyester Staple	4.58	6.47	–29.21%	3.93	6.08	–35.36%

Note 1: Excludes sales volume on a sub-contract basis.

Note 2: The difference between production and sales are internal sales.

The above-mentioned sales volume and sales revenue do not include the trading of petrochemical products of the Group.

(ii)	Improvement in petroleum and petrochemical market and product price rising

In 2017, domestic petroleum and petrochemical market benefited from the overall price increase in commodity prices and improvement of supply and demand due to increased environmental protection supervision. The industry condition greatly improved, with increased price of petrochemical products and rebounded income and profit growth of the industry. As of 31 December 2017, weighted average prices (excluding tax) of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products of the Group increased by 26.60%, 10.84%, 20.97% and 18.39% respectively than in last year.

(iii)	International crude oil prices showed an upward trend despite the fluctuations, while the annual average oil price increased, and the volume of refined cruel oil has remained the same

In 2017, international crude oil prices showed a V-shaped trend. In the first half year, see-sawing between OPEC-led production reduction plan and increasing production of American crude oil led the fluctuation of crude oil prices. A series of geopolitical conflicts in the Middle East and North Africa had briefly supported oil price, but concerns on unmitigated global oversupply situation initiated a strong bearish mood, which caused oil price fell to the bottom at the end of June; in the last half year, the fundamentals of crude oil market showed tighter signs. As the global oil demand rose, a series of factors have caused the decline in global oil supply, such as the hurricane landing in the United States, closure of a series of pipelines in North Sea and Libya, as well as geopolitical tensions in Middle East. The scheduled extension of production reduction agreements of major oil-producing countries up to the end of 2018 also curbed supply and contributed to the increase in oil price. By the end of 2017, Brent crude oil prices rose by 17.67% over 2016, and American West Texas Intermediate (WTI) crude oil prices rose by 12.47% over 2016. The average price of WTI crude oil on American Commodities Exchange in 2017 was 50.92 US dollars per barrel, increasing 17.44% from 43.36 US dollars per barrel in 2016. Average price of Brent crude oil on the Intercontinental Exchange was 54.79 US dollars per barrel, increasing 22.99% from 44.55 US dollars per barrel in 2016. Average price of Dubai crude oil was 53.45 US dollars per barrel, increasing 27.47% from 41.93 US dollars per barrel in 2016.

As of 31 December 2017, the Group totally processed 14,352,800 tons of crude oil (including 1,605,600 tons of processing on given materials), increasing 50 thousand tons than in last year with slightly increase of 0.35%. In 2017, the average unit cost of processing crude oil (proprietary part) by the Group was RMB2,581.35 per ton (RMB1,979.58/ton in 2016) with an increase of 30.40%. The total costs for crude oil processing of the Group in 2017 was RMB32,904 million with an increase of 41.89% than RMB23,190 million in last year, which accounted for 45.45% of the total sales cost.

(iv)	Continuous optimization of operation and cost reduction

In 2017, the Group continued to optimize its production and operation, and costs reduction to strive to expand its margin. It tracked and studied the trend of international crude oil price, accurately grasped the pace of crude oil procurement, controlled reasonable crude oil inventory, strengthened storage and transportation management of crude oil and reduced the cost of crude oil. Also, it actively strived for the optimal allocation of refined oil, optimized gasoline blending by measures of optimization and adjustment of catalytic device operation and outsourcing processing of low octane components to try to improve the gasoline production and high-grade gasoline ratio. The annual gasoline production was 3,166.1 thousand tons with a year-on-year increase of 9.98%, including high-grade gasoline ratio of 28.96% and diesel to gasoline ratio of 1.22, which declined 0.13 than in 2016. It continued to adhere to the dynamic optimization mechanism, focused on optimization of ethylene, reforming residual oil hydrogenation and raw materials of hydro cracking unit as well as adjusted unit operation and product structure. The Group optimized the hydrogen system and reduced costs of hydrogen using and hydrogen production. It continued to optimize the inventory structure with RMB8,135.5 thousand of annual “changing generation for utilization” of overstock materials. In addition, it actively carried out “storage in supplier” to gradually establish a cooperative mechanism with suppliers with RMB73.68 million of reserves scale in suppliers. It continued to carry out activities of cost target management among all staff for strict control of all key costs.

(v)	Further progress made in energy conservation and emission reduction

In 2017, the Group continued to implement various energy conservation and emission reduction measures in accordance with relevant requirements of the state for energy conservation and emission reduction, and fully completed the energy conservation and emission reduction targets issued by the government. In 2017, the accumulated comprehensive energy consumption of the Company was 6,905 thousand tons of standard coal and the comprehensive energy consumption of ten-thousand-Yuan output value was 0.769 tons of standard coal (unchanged price in 2010), which decreased by 1.03% than 0.777 tons of standard coal/ten thousand Yuan in last year. Compared with the last year, the annual COD emissions decreased by 4.06%, ammonia nitrogen emissions by 1.97%, sulfur dioxide emissions by 22.97%, nitrogen oxide emissions by 17.66% and volatile organic compounds (“VOCs”) emissions by 16.87%. The control rate of wastewater excretion and controlled exhaust gas excretion reached 100% and the proper disposal rate of hazardous waste was also 100%. The average thermal efficiency of heating furnace was 92.54%, up 0.14 percentage points compared to the last year.

(vi)	Enhancing market development and service

In 2017, the Group made great efforts to promote technology research and development for new products, industrial development and high-volume production and market development for high value-added product, and constantly expanded the application range of PE pipeline materials, polyester and acrylic fibre products to expand sales volume. The production and marketing of carbon fibre was remarkable; the production of precursor was basically up to the standard; and the carbon fibre sheet realized the first large-area application in infrastructure field (overpass reinforcement project).

The continuous sucker rod made of carbon fibre was used in 106 wells in Shengli Oilfield with 120,000 meters of carbon rod used. All technical indexes reached the international advanced level, which initially achieved the phased target of wide-range application. It actively explored foreign markets of plastic and chemical fibre products. For the first time, the Group exported 45 tons of pipe black material to New Zealand and sold 200 tons of raw liquid dyed acrylic fibre to Syria. It also exported 1,119 tons of acrylic fibre products to India, Iran and Vietnam successfully; and 57.9 thousand tons of polyester chips, polyester staple fibre to Indonesia, Malaysia and other countries. With the purpose of “winning market with services and creating values with services”, the Group expanded “accreditation project of technician” from plastic and polyester products to acrylic products. The Group further optimized the service mechanism of production, marketing and research, speeded up the development of new products, improved the sales of new products, and constantly improved the Company’s innovation ability and competitiveness. The annual output of new products was 260,600 tons, with 23.21% of high value-added chemical fibre products. Focused on development of high value-added refining new product, it completed No. 30 asphalt test and produced 21.6 thousand tons of hot-laid asphalt regenerant.

(vii)	Steady implementation of project construction, R&D and IT projects

In 2017, the Group further improved the 13th Five-Year Plan for the corporate development, which specified development priorities on seven aspects, such as integration of deepening and refining, promotion of green and low-carbon application of energy, chemical transformation and “digitalization and industrialization”, etc. It continued to promote the 300-thousand-ton/year alkylation project and ultra low emissions and energy saving renovation project of cogeneration unit. It completed projects of transformation of exhaust emission to reach the standard of 2#/3#/4# sulfur unit, transformation of low-nitrogen combustion of 2# olefin cracking furnace in olefin part, and transformation of ultra low emission of 1#/2#/6# furnaces. It also completed projects of closed rectification of fuel assembly yard in thermoelectric department and hidden danger management of oil pipelines from Shanghai Petrochemical to Chenshan product pipeline. The investment completed in the whole year was RMB1,439 million. It accelerated the implementation of completed technology development of PAN (Polyacrylonitril) based carbon fibre, RLG (catalytic hydrogenation of diesel conversion) technology development and industrial application test and other scientific research projects for LCO (light catalytic cycle oil) hydro cracking production of high-octane rating gasoline components. It took in-depth implementation of “digitalization and industrialization”, in which operation and management system, the development of customer service information system, maintenance charge management system of oil refining plate and construction of advanced control system of 1# ethylene glycol unit had passed acceptance. The Group had promoted the construction of intelligent plant. Three projects, including three-dimensional training of large units, intelligent material management and optimization of aromatic hydrocarbon joint device, had passed evaluation. The Ministry of Industry and Information Technology of PRC had chosen the Company as the demonstration enterprise for outstanding work on “digitalization and industrialization” integration.

(viii)	Further enhancement of corporate management

In 2017, the Group actively carried out work of corporate governance structure, scientific and technological system and improvement of talent development mechanism. It launched optimization and adjustment of organizations, developed pilots of simplified and efficient management mode in chemical department as well as completed work in the first stage of corporate centralized water management. The number of middle-level organizations of the Company declined to 39 from 44. It continued to improve the performance appraisal system to promote management optimization and performance improvement. It transformed in pilot of three talent systems, including completing talent development system of position and ability, completing performance appraisal system of employee and expanding flexible channels and methods for talent introduction.

As of 31 December 2017, the Group had 727 people of net attrition (including voluntary separations and retirees), accounting for 6.56% of total 11,088 staff registered at the beginning of the year.

5.2	Accounting judgements and estimates

The Group’s financial conditions and the results of its operations are susceptible to accounting methods, assumptions and estimates applied in preparing the financial statements. Such assumptions and estimates are based on the historical experience of the management of the Group and on various other assumptions that the management believes to be reasonable, and form the basis for the management to make judgements about matters that cannot be confirmed by other sources. On an on-going basis, the management evaluates its estimates. Actual results may differ from those estimates as the actual circumstances, environment and conditions change.

The selection of accounting policies, judgements and other uncertainties in the course of applying of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in the financial statements. The Company’s management believes that the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

(i)	Impairments for long-term assets

Assets that have an indefinite useful life must be evaluated annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recovered. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of sales or usable value. In determining the usable value, expected cash flows generated by the asset or the asset group are discounted to their present value. The management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales amount, sales price and operating costs.

(ii)	Depreciation

Property, plant and equipment depreciate on a straight-line basis over the estimated useful lives of the assets after taking into account the estimated residual value. The management reviews the estimated useful lives of the assets on a regular basis in order to determine the amount of depreciation expenses to be recorded during each reporting period. The estimated useful lives are based on the Group’s historical experience with similar assets, taking into account the anticipated technological changes. The depreciation expenses for future periods will be adjusted if there are significant changes from previous estimates.

(iii)	Allowance for diminution in value of inventories

If the costs of inventories exceed their net realizable values, an allowance for diminution in value of inventories is recognized. Net realizable value represents the estimated sales price in the ordinary course of business, less the estimated costs of production and the estimated costs necessary to complete the sale. The management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual sales prices are lower or the costs of production are higher than the estimation, the actual allowance for diminution in value of inventories will be higher than the estimation.

(iv)	Recognition of deferred tax assets

There are many transactions and events for which the ultimate tax position is uncertain during the ordinary course of business. Significant judgement is required from the Group in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets are recognized in respect of temporary deductible differences and the carrying forward of unused tax losses. Management recognizes deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realized or utilized. At the end of each Reporting Period, the management assesses whether previously unrecognized deferred tax assets should be recognized. The Group recognizes a previously unrecognized deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be utilized. In addition, management assesses the carrying amount of deferred tax assets that are recognized at the end of each Reporting Period. The Group reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available for the deferred tax asset to be utilized.

In making the assessment of whether it is probable the Group will realize or utilize the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at 31 December 2017, the Group would need to generate future taxable income of at least RMB477 million. Based on the estimated forecast and historical experience, the management believes that it is probable that the Group will generate sufficient taxable income before the unused tax losses expire.

5.3	Comparison and analysis of results of the Company’s operations (Prepared under IFRS)

5.3.1	Summary

The following table sets forth the Group’s sales volumes and net sales (net of sales taxes and surcharges) for the years indicated:

	For the years ended 31 December
	2017			2016			2015
	Sales volume (’000 tons)	Net sales (RMB million)%		Sales volume (’000 tons)	Net sales (RMB million)%		Sales volume (’000 tons)	Net sales (RMB million)%
Synthetic fibres	172.6	2,005.3	2.5	202.1	1,855.5	2.8	222.2	2,328.2	3.5
Resins and plastics	1,262.4	10,218.4	12.9	1,341.7	9,797.6	14.9	1,316.0	9,992.2	14.9
Intermediate petrochemical products	1,938.5	10,070.2	12.7	2,055.7	8,827.6	13.4	2,162.1	9,332.0	13.9
Petroleum products	9,233.5	32,400.6	40.9	8,097.9	24,002.6	36.4	9,268.9	30,802.0	45.9
Trading of petrochemical products	—	23,697.3	29.9	—	20,585.4	31.2	—	13,718.2	20.5
Others	—	826.5	1.1	—	867.8	1.3	—	864.6	1.3

Total	12,607.0	79,218.3	100.0	11,697.4	65,936.5	100.0	12,969.2	67,037.2	100.0

The following table sets forth a summary of the Group’s consolidated income statement for the years indicated (prepared under IFRS):

	For the years ended 31 December
	2017		2016		2015
		%		%		%
	RMB	of	RMB	of	RMB	of
	million	net sales	million	net sales	million	net sales
Synthetic fibres
Net sales	2,005.3	2.5	1,855.5	2.8	2,328.2	3.5
Cost of sales and expenses	(2,480.6)	(3.1)	(2,464.4)	(3.7)	(2,684.6)	(4.0)

Segment loss from operations	(475.3)	(0.6)	(608.9)	(0.9)	(356.4)	(0.5)

Resins and plastics
Net sales	10,218.4	12.9	9,797.6	14.9	9,992.2	14.9
Cost of sales and expenses	(8,862.5)	(11.2)	(8,160.0)	(12.4)	(8,773.6)	(13.1)

Segment profit from operations	1,355.9	1.7	1,637.6	2.5	1,218.6	1.8

Intermediate petrochemicals products
Net sales	10,070.2	12.7	8,827.6	13.4	9,332.0	13.9
Cost of sales and expenses	(7,864.1)	(9.9)	(7,017.6)	(10.6)	(8,375.2)	(12.5)

Segment profit from operations	2,206.1	2.8	1,810.0	2.7	956.8	1.4

Petroleum products
Net sales	32,400.6	40.9	24,002.6	36.4	30,802.0	45.9
Cost of sales and expenses	(29,280.6)	(37.0)	(20,189.6)	(30.6)	(28,939.7)	(43.1)

Segment profit from operations	3,120.0	3.9	3,813.0	5.8	1,862.3	2.8

Trading of petrochemical products
Net sales	23,697.3	29.9	20,585.4	31.2	13,718.2	20.5
Cost of sales and expenses	(23,636.7)	(29.8)	(20,534.2)	(31.1)	(13,703.0)	(20.5)

Segment profit from operations	60.6	0.1	51.2	0.1	15.2	0.0

	For the years ended 31 December
	2017		2016		2015
		%		%		%
	RMB	of	RMB	of	RMB	of
	million	net sales	million	net sales	million	net sales
Others
Net sales	826.5	1.1	867.8	1.3	864.6	1.3
Cost of sales and expenses	(691.9)	0.9	(792.8)	(1.2)	(652.2)	(1.0)

Segment profit from operations	134.6	0.2	75.0	0.1	212.4	0.3

Total
Net sales	79,218.3	100.0	65,936.5	100.0	67,037.2	100.0
Cost of sales and expenses	(72,816.4)	(91.9)	(59,158.6)	(89.7)	(63,128.3)	(94.2)

Profit from operations	6,401.9	8.1	6,777.9	10.3	3,908.9	5.8

Net finance income/(costs)	207.3	0.3	83.7	0.1	(243.8)	(0.4)
Investment income	—	—	—	—	—	—
Share of profit of associates and jointly controlled entities	1,243.7	1.6	916.8	1.4	572.1	0.9

Profit before tax	7,852.9	10.0	7,778.3	11.8	4,237.2	6.3
Income tax	(1,698.7)	(2.2)	(1,796.8)	(2.7)	(926.8)	(1.4)

Profit for the year	6,154.2	7.8	5,981.5	9.1	3,310.4	4.9

Attributable to Equity shareholders of the Company	6,143.2	7.8	5,968.5	9.1	3,274.3	4.8
Non-controlling shareholders	11.0	0.0	13.0	0.0	36.1	0.1

Profit for the year	6,154.2	7.8	5,981.5	9.1	3,310.4	4.9

5.3.2	Comparison and analysis

Comparison between the year ended 31 December 2017 and the year ended 31 December 2016 is as follows:

5.3.2.A	Operating results

(1)	Net sales

In 2017, net sales of the Group amounted to RMB79,218.3 million, representing an increase of 20.14% from RMB65,936.5 million over the previous year. For the year ended 31 December 2017, the weighted average prices (exclude tax) of the Group’s synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products increased by 26.60%, 10.85%, 20.97% and 18.39% over the previous year, respectively.

(i)	Synthetic fibres

In 2017, the Group’s net sales for synthetic fibres amounted to RMB2,005.3 million, representing an increase of 8.07% compared with RMB1,855.5 million in the previous year. The increase in sales was mainly due to the increase of sales price as a result of the increase in the costs of raw materials. The continued sluggish downstream demand and under-performing initiatives in raw material procurement yet led to a drop in sales volume. Sales volume for synthetic fibres fell by 14.60% compared with the previous year, while weighted average sales price rose 26.60%. In particular, the weighted average sales price of acrylic fibre, the main product of synthetic fibres of the Group, increased by 17.13%, and the weighted average sales price of polyester fibre increased by 21.75% over the previous year. Sales of acrylic fibre and polyester fibre accounted for 83.52% and 8.57% of the total sales of synthetic fibres, respectively.

Net sales of synthetic fibre products accounted for 2.5% of the Group’s total net sales in 2017, down by 0.3 percentage point as compared to the previous year.

(ii)	Resins and plastics

The Group’s net sales of resins and plastics amounted to RMB10,218.4 million in 2017, representing an increase of 4.30% as compared with RMB9,797.6 million over the previous year. The increase in net sales was mainly attributable to the increase in unit price of resin and plastics, driven by the increase in the costs of raw materials. The sales volume of resins and plastics decreased 5.91% year-on-year, while the weighted average sales price rose by 10.84%. In particular, the weighted average sales price of polyethylene, polypropylene and polyester pellet increased by 11.58%, 7.61% and 15.52%, respectively. Sales of polyethylene, polypropylene and polyester pellet accounted for 32.58%, 33.97% and 19.90% of the total sales of resins and plastics, respectively.

Net sales of resins and plastics accounted for 12.9% of the Group’s total net sales in 2017, down by 2.0 percentage points as compared to the previous year.

(iii)	Intermediate petrochemicals products

The Group’s net sales of intermediate petrochemical products amounted to RMB10,070.2 million in 2017, representing an increase of 14.08% as compared with RMB8,827.6 million in 2016. This was mainly due to the increase in unit price of intermediate petrochemical products resulted from the increase in costs of raw materials. The weighted average sales price increased 20.97% year-on-year. The sales volume decreased 5.7% year-on-year. The two factors together drove an increase in net sales. Sales of paraxylene, butadiene, ethylene oxide, benzene and glycol accounted for 23.04%, 9.48%, 11.41%, 17.51% and 17.75% of the total sales of intermediate petrochemical products, respectively.

Net sales of intermediate petrochemical products accounted for 12.7% of the Group’s total net sales in 2017, representing a decrease of 0.7 percentage point as compared with the previous year.

(iv)	Petroleum products

The Group’s net sales of petroleum products amounted to RMB32,400.6 million in 2017, representing an increase of 34.99% as compared with RMB24,002.6 million in the previous year, which was mainly attributable to the increase in prices of refined oil in China driven by the increase in world crude oil unit price. The weighted average sales price of major products increased by 18.39%, while sales volume increased by 14.02% as compared to the last year.

Net sales of petroleum products accounted for 40.9% of the Group’s total net sales in 2017, representing an increase of 4.5 percentage points compared with the previous year.

(v)	Trading of petrochemical products

In 2017, the net sales of trading of petrochemical products amounted to RMB23,697.3 million, representing an increase of 15.12% from RMB20,585.4 million over the previous year. The increase is mainly due to the significant growth in sales of Shanghai Jinmao International Trading Company Limited (“Jinmao International”), a subsidiary of the Company, during year.

Net sales of trading of petrochemical products accounted for 29.9% of the Group’s total net sales in 2017, representing a decrease of 1.3 percentage points as compared with the previous year.

(vi)	Others

The Group’s net sales of others amounted to RMB826.5 million in 2017, representing a decrease of 4.76% from RMB867.8 million over the previous year.

Net sales of other products accounted for 1.1% of the Group’s total net sales in 2017, representing a decrease of 0.2 percentage point as compared with the previous year.

(2)	Cost of sales and operating expenses

The Group’s cost of sales and operating expenses comprise cost of sales, selling and administrative expenses, other operating expenses and other operating income, etc.

Cost of sales and operating expenses of the Group increased by 23.09% from RMB59,158.6 million in 2016 to RMB72,816.4 million in 2017. The cost of sales and operating expenses involving synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum products, trading of petrochemical products and others were RMB2,480.6 million, RMB8,862.5 million, RMB7,864.1 million, RMB29,280.6 million, RMB23,636.7 million and RMB691.9 million, representing an increase of 0.66%, 8.61%, 12.06%, 45.03%, 15.11%, and a decrease of 12.73% compared to the last year, respectively.

The Group’s cost of sales and operating expenses of synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum and trading of petrochemical products increased as compared with the previous year, primarily due to the increase in cost of raw materials driven by the growth in world crude oil unit price, which substantially increased the cost of sales.

–	Cost of sales

The Group’s cost of sales amounted to RMB72,398.3 million in 2017, up 23.27% from RMB58,731.7 million in 2016. Cost of sales accounted for 91.39% of net sales for 2017. The increase in cost of sales was due to the growth in unit price of crude oil for the Reporting Period.

–	Selling and administrative expenses

The Group’s selling and administrative expenses amounted to RMB535.3 million in 2017, representing a decrease of 1.98% as compared with RMB546.1 million for the previous year, mainly due to the termination of river administrative fees from April 2017, resulting in a decrease in administrative expenses.

–	Other operating income

The Group’s other operating income amounted to RMB119.0 million in 2017, representing a decrease of 39.69% compared with RMB197.3 million in the previous year. The significant decrease in other operating income was because the headquarter of the Company did not receive additional refunds of local education fees in Jinshan District, resulting in a decrease of RMB80 million compared with 2016 in government subsidy that was included in other business income.

–	Other operating expenses

The Group’s other operating expenses were RMB21.4 million in 2017, representing a decrease of 11.93% compared with RMB24.3 million in the previous year. This was mainly due to the decrease of the parent company’s resettlement subsidy expenditure for the current year by RMB2.4 million compared with 2016, resulting in a decrease in other operating expenses.

(3)	Profit from operations

The Group’s profit from operations amounted to RMB6,401.9 million in 2017, representing a decrease of RMB376.0 million as compared with a profit from operations of RMB6,777.9 million in the previous year. In 2017, there was an increase in costs for all segments generally as compared with those in last year as a result of higher average annual price of international crude oil. Despite the subsequent increase in unit price of finished products, the unit price of finished products increased to a smaller extent than the unit purchase price of raw materials due to the impact brought by the production cycle and demand of downstream market, leading to a slight fall in profit from operations as compared to last year.

(i)	Synthetic fibres

In 2017, the Group’s operating loss for synthetic fibres amounted to RMB475.3 million, representing a decrease of RMB133.6 million compared with the operating loss of RMB608.9 million in the previous year. The decrease was mainly due to a 14.63% decrease in the sales volume of synthetic fibres this year compared to the same period of 2016, resulting in a reduction in losses of synthetic fibres this year.

(ii)	Resins and plastics

In 2017, the Group’s operating profit for resins and plastics amounted to RMB1,355.9 million, representing a decrease of RMB281.7 million from the operating profit of RMB1,637.6 million in the previous year. The decrease in operating profit was mainly attributable to the significant increase in costs of raw materials driven by the increase in world crude oil price. The insignificant price increase in polyethylene and polypropylene and a 4.30% increase in net sales of resins and plastics led to a 8.61% increase in cost of sales and expenses for the period.

(iii)	Intermediate petrochemical products

In 2017, the Group’s operating profit for intermediate petrochemical products amounted to RMB2,206.1 million, representing an increase of RMB396.1 million as compared with RMB1,810.0 million in the previous year. This was mainly attributable to an increase of RMB1,242.6 million in net sales of intermediate petrochemicals, while the cost of sales and expenses for the same period rose by RMB846.5 million, leading to a profit growth as compared to last year.

(iv)	Petroleum products

In 2017, the Group’s operating profit for petroleum products amounted to RMB3,120.0 million, representing a decrease of RMB693.0 million as compared with the operating profit of RMB3,813.0 million in 2016. Such decrease in operating profit was mainly attributable to the increase of RMB9,091.0 million in cost of sales and expenses, while the net sales of petroleum products increased RMB8,398.0 million, which resulted in a lower operating profit during the year.

(v)	Trading of petrochemical products

In 2017, the Group’s operating profit for trading of petrochemical products amounted to RMB60.6 million, representing an increase of RMB9.4 million as compared with RMB51.2 million for the previous year. This was mainly attributable to an increase of RMB3,111.9 million in net sales of the trading business, while the cost of sales and expenses for the same period was up by RMB3,102.5 million, leading to a higher profit as compared to last year.

(vi)	Others

In 2017, the Group’s operating profit of other products amounted to RMB134.6 million, representing an increase of 79.47% compared with RMB75.0 million in the previous year. This was mainly attributable to a decrease of RMB41.3 million in net sales of other products, while cost of sales and expenses for the same period decreased by RMB100.9 million, which led to a growth in profit as compared to last year.

(4)	Net finance income/(expenses)

The Group’s net finance income was RMB207.3 million in 2017, representing an increase of RMB123.6 million as compared with the net finance expenses of RMB83.7 million in 2016. This was mainly due to a significant increase in bank deposits by the Group during the Reporting Period, which in turn drove an increase of RMB131.1 million in interest income. In addition, interest expenses increased to RMB61.0 million in 2017 from RMB53.6 million in 2016.

(5)	Profit before taxation

The Group’s profit before taxation was RMB7,852.9 million in 2017, representing an increase of RMB74.6 million as compared with the profit before taxation of RMB7,778.3 million in the previous year.

(6)	Income tax

The Group’s income tax expense amounted to RMB1,698.7 million in 2017, while the Group’s income tax expense was RMB1,796.8 million in the previous year. This was mainly due to the tax impact of tax-free investment income of the Company amounted to RMB307.5 million, which was increased by RMB81.7 million from RMB225.8 million in 2016. As a result, the income tax payable for the current period decreased accordingly.

In accordance with the Enterprise Income Tax Law of China (as amended) which became effective from 1 January 2008, the income tax rate applicable to the Group in 2017 was 25% (2016: 25%).

(7)	Profit for the year

The Group’s profit after tax for the year was RMB6,154.2 million, representing an increase of RMB172.7 million as compared with profit after tax of RMB5,981.5 million for the previous year.

5.3.2.B	Liquidity and capital sources

The Group’s primary sources of capital are operating cash inflows and loans from unaffiliated banks. The Group’s primary uses of capital are costs of goods sold, other operating expenses and capital expenditure.

(1)	Capital sources

(i)	Net cash flow generated from operating activities

The Group’s net cash inflows from operating activities amounted to RMB7,060.8 million in 2017, representing a decrease in cash inflows of RMB121.0 million as compared with net cash inflows of RMB7,181.8 million in the previous year. The Group recorded profit from operations during the Reporting Period, cash inflows from operating activities amounted to RMB8,784.5 million, representing an increase of RMB305.4 million as compared with cash inflows from operating activities of RMB8,479.1 million in the previous year. The Group paid RMB1,706.0 million of income tax in 2017, representing an increase of RMB437.9 million in cash outflow as compared with the income tax of RMB1,268.1 million paid in 2016.

(ii)	Borrowings

The total borrowings of the Group at the end of 2017 amounted to RMB606.2 million, representing an increase of RMB59.7 million as compared with the end of the previous year, mainly due to short-term borrowings increased by RMB59.7 million.

The Group managed to maintain its gearing ratio at a safe level by strengthening its management of liabilities (such as borrowings) and enhancing its control over financial risks. The Group generally does not experience any seasonality in borrowings. However, due to the fact that the Group’s capital expenditure is, by nature, planned in advance, long-term bank loans can be suitably arranged in advance of expenditures, while short-term borrowings are used to meet operational needs. The terms of the Group’s existing borrowings do not restrict its ability to distribute dividends for its shares.

(2)	Gearing ratio

As of 31 December 2017, the Group’s gearing ratio was 27.71% (2016: 26.34%). The ratio is calculated using this formula: total liabilities/total assets multiply by 100%.

5.3.2.C	Research and development, patents and licenses

The Group has a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fibre Research Institute, the Acrylic Fibre Research Institute and the Environmental Protection Research Institute. These units are responsible for the research and development of new technology, new products, new production processes and equipment, as well as environmental protection. The Group’s research and development expenditures for the years 2015, 2016 and 2017 were RMB87.6 million, RMB102.1 million and RMB36.7 million, respectively. The decrease in research and development expenditures of 2017 was mainly attributable to the decrease in the consumption of raw materials and ancillary materials for research purpose as well as costs of travel.

The Group was not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

5.3.2.D	Off-Balance Sheet Arrangements

Please refer to note 33 to the financial statements prepared under IFRS in the full text of the 2017 annual report for details of the Group’s capital commitments. The Group did not provide any guarantee to external parties during the Reporting Period.

5.3.2.E	Contractual obligations

The following table sets forth the Group’s obligations to repay loan principal in future as at 31 December 2017:

Payment due and payable by the following period as at 31 December 2017
			After 1 year	After 2 years
		Within	but within	but within	Over
	Total	1 year	2 years	5 years	5 years
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Contractual obligations
Short term borrowings	606,157	606,157	—	—	—
Long term borrowings	—	—	—	—	—

Total contractual obligations	606,157	606,157	—	—	—

5.3.2.F	Analysis of performance and results of in which the Company has controlling interests or investment interests during the Reporting Period

As at 31 December 2017, the Company had more than 50% equity interest in the following principal subsidiaries:

					Percentage	Percentage			Net
					of equity	of equity			profit/(loss)
			Country of		held by	held by the	Registered		for the year
	Place of	Principal	principal	Type of legal	the Company	Group	capital		2017
Company name	registration	activities	activities	person	(%)	(%)	(’000)		(RMB’000)
Shanghai Petrochemical Investment Development Company Limited (“Shanghai Investment Development”)	China	Investment management	China	Limited company	100	—	RMB	1,000,000	68,023

China Jinshan Associated Trading Corporation	China	Import and export of petrochemical products and equipment	China	Limited company	67.33	—	RMB	25,000	19,090

Shanghai Jinchang Engineering Plastics Company Limited (“Shanghai Jinchang”)	China	Production of polypropylene compound products	China	Limited company	—	74.25	US$	9,154	16,810

Shanghai Golden Phillips Petrochemical Company Limited (“Shanghai Golden Phillips”)	China	Production of polypropylene products	China	Limited company	—	60	US$	50,000	–11,580

					Percentage	Percentage			Net
					of equity	of equity			profit/(loss)
			Country of		held by	held by the	Registered		for the year
	Place of	Principal	principal	Type of legal	the Company	Group	capital		2017
Company name	registration	activities	activities	person	(%)	(%)	(’000)		(RMB’000)
Zhejiang Jin Yong Acrylic Fibre Company Limited (“Zhejiang Jin Yong”)	China	Production of acrylic fibre products	China	Limited company	75	—	RMB	250,000	–188,611

Shanghai Golden Conti Petrochemical Company Limited (“Shanghai Golden Conti”)	China	Production of petrochemical products	China	Limited company	—	100	RMB	545,776	–43,086

Jinmao International	China	Import and export of petrochemical products and equipment	China	Limited company	—	67.33	RMB	100,000	15,518

*	None of the subsidiaries have issued any debt securities.

The Group’s equity interests in its associates comprised an equity interest of 38.26%, amounting to RMB1,436.2 million, in Shanghai Chemical Industry Park Development Co., Ltd., a company incorporated in the PRC; and an equity interest of 20%, amounting to RMB2,644.5 million, in Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”), a company incorporated in the PRC. The principal business of Shanghai Chemical Industry Park Development Co., Ltd. includes planning, developing and operating the Chemical Industry Park in Shanghai, while the principal business of Shanghai SECCO is the production and distribution of petrochemicals.

(1)	Explanation of profits of major controlling companies and investing companies affecting more than 10% of the net profit of the Group

In 2017, as the cost of naphtha, a raw material, decreased dramatically and the gross profits of ethylene and other products increased, Shanghai SECCO recorded an operating income of RMB29,176.0 million, and its profit after tax reached RMB5,179.3 million, among which RMB1,035.9 million was attributed to the Company.

(2)	Analysis of operational performance of major controlling companies and investing companies with a 30% or more year-on-year change

a.	In 2017, operational performance of Shanghai Investment Development increased by 202.79% year-on-year, mainly because the operating income of BSG, a company with 50% shares held by Shanghai Investment Development, recorded a significant increase, resulting an increase in operational performance of Shanghai Investment Development over the previous year.

b.	In 2017, operational performance of Shanghai Jinchang decreased by 51.3 5% year -on-year, mainly because the increasing price of polypropylene, a raw material, and the sluggish of downstream industries, resulting in a remarkable decrease in operational performance.

c.	In 2017, operational performance of Shanghai Golden Phillips decreased by 7,905.88% year-on-year, mainly due to the sharp increase in the price of ethylene, an upstream raw material, as compared with 2016, which resulted in a substantial decline in profit.

d.	In 2017, operational performance of Zhejiang Jin Yong decreased by 236.57% year-on-year, mainly because Zhejiang Jin Yong distributed retirement welfare fee for the year, which resulted in a significant decrease in net profit.

e.	In 2017, operational performance of Shanghai Golden Conti increased by 43.91% year-on-year, mainly because Shanghai Golden Conti has substantially reduced its scale of production, which significantly decreased the loss for the year as compared to 2016, resulting a remarkable increase in operational performance in 2017 as compared to the previous year.

5.3.2.G	Major suppliers and customers

The Group’s top five suppliers in 2017 were China International United Petroleum & Chemical Co., Ltd., Shanghai International Holding Co., Shengyuan Ji (Jiangsu) Industrial Co., Ltd., Shanghai SECCO and Marubeni Corporation. Total procurement costs involving these five suppliers, which amounted to RMB44,667.0 million, accounted for 66.33% of the total procurement costs of the Group for the year. The procurement from the largest supplier amounted to RMB34,819.9 million, representing 51.71% of the total costs of purchases by the Group for the year.

The Group’s top five customers in 2017 were East China Branch of Sinopec Sales Company Limited, Hengli Petrochemical (Dalian) Co., Ltd., Shanghai SECCO, Hangzhou Huasu Industrial Co., Ltd., China International United Petroleum & Chemical Co. Ltd. Total sales to these five customers amounted to RMB51,706.4 million, representing 56.19% of the Group’s total turnover for the year. Sales to the Group’s largest customer amounted to RMB39,804.0 million, representing 43.26% of the Group’s total turnover for the year.

To the knowledge of the Board, among the suppliers and customers listed above, none of the Directors or shareholders of the Company (and their respective close associates) had any interests in Shengyuan Ji (Jiangsu) Industrial Co., Ltd., Shanghai International Holding Co., Marubeni Corporation, Hengli Petrochemical (Dalian) Co., Ltd. and Hangzhou Huasu Industrial Co., Ltd. China International United Petroleum & Chemical Co. Ltd. and East China Branch of Sinopec Sales Company Limited are subsidiaries of Sinopec Corp., the controlling shareholder of the Company. Shanghai SECCO is a subsidiary of Sinopec Corp., the controlling shareholder of the Company, and an equity company of the Company.

5.4	Discussion and analysis of the Company’s operation (Prepared under CAS)

5.4.1	Analysis of the Company’s major businesses

5.4.1.A	Analysis of changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement

Unit: RMB’000
	Amount	Amount
	for the	for the
	year ended	year ended	Increase/
	31 December	31 December	decrease
Item	2017	2016	(%)
Operating income	92,013,569	77,894,285	18.13%
Operating costs	69,656,977	55,743,306	24.96%
Selling and distribution expenses	510,199	493,289	3.43%
General and administrative expenses	2,550,610	2,683,310	–4.95%
Financial expenses (“–” for financial income)	–217,202	–55,830	289.04%
Net cash inflow generated from operating activities	7,078,482	7,210,957	Decrease inflow of 1.84%
Net cash inflow generated from investing activities (“–” for net outflow)	–2,400,702	–189,895	Increase outflow of 1,164.23%
Net cash inflow generated from financing activities (“–” for net outflow)	–2,607,447	–2,666,344	Decrease outflow of 2.21%
Research and development expenses	36,709	102,104	–64.05%

Analysis of major changes in the Consolidated Income Statement

Unit: RMB’000
	For the years ended 31 December		Increase/ decrease amount	Increase/ decrease (%)	Major reason for change
Item	2017	2016
Taxes and surcharges	12,744,088	11,906,438	837,650	7.04%	Increase in operating income
Financial expenses – net (“–” for income)	–217,202	–55,830	–161,372	289.04%	Decrease in borrowings/ increase in deposits
Assets impairment loss	178,706	330,440	–151,734	–45.92%	Decrease in bad debts of other receivables
Investment income	1,244,032	906,754	337,278	37.20%	Substantial increase in profits of Shanghai SECCO
Operating profit	7,882,810	7,658,055	224,755	2.93%	Substantial increase in investment income
Total profit	7,851,234	7,765,405	85,829	1.11%	Substantial increase in investment income
Net profit	6,152,495	5,968,583	183,912	3.08%	Substantial increase in investment income
Income tax expenses	1,698,739	1,796,822	–98,083	–5.46%	Profits maintain stable and tax-free investment income increased in 2017

Analysis of major changes in the Cash Flow Statement

Unit: RMB’000

	For the years ended 31 December		Increase/ decrease amount	Increase/ decrease (%)	Major reason for change
Item	2017	2016
Net cash inflow generated from operating activities (“–” for net outflow)	7,078,482	7,210,957	Decrease inflow of 132,475	Decrease inflow of 1.84%	No account to be offset in 2017

Net cash inflow generated from investing activities (“–” for net outflow)	–2,400,702	–189,895	Increase outflow of 2,210,807	Increase outflow of 1,164.23%	Increase in cash outflow due to increase in fixed term deposit over 6 months

Net cash inflow generated from financing activities (“–” for net outflow)	–2,607,447	–2,666,344	Decrease outflow of 58,897	Decrease outflow of 2.21%	Decrease in repayment of borrowings in 2017

5.4.1.B	Operating income

1)	Analysis of factors causing the changes in operating income

The weighted average prices (exclude VAT) of the Group’s synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products fell by 26.60%, 10.84%, 20.97% and 18.39%, respectively, bringing a higher operating income in 2017 compared with the previous year.

2)	Major customers

Please refer to 5.3.2.G for details of major customers of the Group.

5.4.1.C	Operating costs

1)	Analysis of operating costs

Operating costs of the Group amounted to RMB69,657.0 million in 2017, representing an increase of 24.96% as compared with RMB55,743.3 million in 2016, which was mainly due to an increase in the price of raw materials of the Group during the year.

The following table sets forth the details of the operating costs during the Reporting Period:

	For the years ended 31 December				Increase/ decrease (%)
	2017		2016
	RMB million	% to total operating costs	RMB million	% to total operating costs
Cost of raw materials
Crude oil	32,904.9	47.24	23,190.5	41.60	41.89%
Ancillary materials	9,170.2	13.16	8,786.4	15.76	4.37%
Depreciation and amortisation	1,387.0	1.99	1,560.8	2.80	–11.14%
Staff costs	1,691.0	2.43	1,580.8	2.84	6.97%
Costs of trade	23,532.0	33.78	20,423.9	36.64	15.22%
Others	971.9	1.40	200.9	0.36	383.77%

Total	69,657.0	100.00	55,743.3	100.00	24.96%

2)	Major suppliers

Please refer to 5.3.2.G for details of major suppliers of the Group.

5.4.1.D	Expenses

Please refer to 5.4.1.A “Analysis of changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement” for details of the changes in expenses of the Group.

5.4.1.E	Research and development (“R&D”) expenditure

Unit: RMB’000
Expensed R&D expenditure during the Reporting Period	36,709
Capitalised R&D expenditure during the Reporting Period	0
Total R&D expenditure	36,709
% of R&D expenditure to operating income	0.04
Number of R&D personnel	446
% of number of R&D personnel to total number of staff	4.36
% of capitalised R&D expenditures	48.6

Please refer to 5.3.2.C for details of R&D, patents and licences of the Group.

5.4.1.F	Cash Flow

Please refer to 5.4.1.A “Analysis of Changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement” for details of the changes in cash flow statement.

5.4.2	Analysis of business operations by industry, product or geographical location segment

5.4.2.A	Principal operations by industry or product

Unit: RMB’000

						Increase/
						decrease
						of gross
				Increase/	Increase/	profit
				decrease of	decrease of	margin as
				operating	operating	compared
			Gross	income as	costs as	to the
			profit/	compared	compared	previous
			(loss)	to the	to the	year
	Operating	Operating	margin	previous	previous	(percentage
By industry	income	costs	(%)	year	year	point)
Synthetic fibres	2,061,765	2,249,150	–9.09%	7.65%	17.09%	Decreased by 8.08 percentage points
Resins and plastics	10,473,020	8,106,474	22.60%	3.97%	12.31%	Decreased by 5.47 percentage points
Intermediate petrochemical products	10,353,618	7,075,890	31.66%	13.63%	18.03%	Decreased by 2.55 percentage points
Petroleum products (Note)	44,521,443	27,991,976	37.13%	26.26%	43.50%	Decreased by 7.55 percentage points
Trading of petrochemical products	23,713,035	23,531,983	0.76%	15.13%	15.22%	Decreased by 0.08 percentage points
Others	440,242	329,154	25.23%	6.43%	39.90%	Decreased by 17.88 percentage points

Note:	Gross profit margin is calculated according to the price of petroleum products, which includes consumption tax. Gross profit margin of petroleum products after deducting consumption tax amounted to 12.63%.

5.4.2.B	Principal operations by geographical location

	Unit: RMB’000

		Increase/
		decrease of
		operating
		income
		compared
		with the
		previous
	Operating	year
Geographical location	income	(%)
Eastern China	72,597,493	21.53
Other regions in China	5,570,198	–10.96
Exports	13,845,878	16.33

5.4.3	Analysis of assets and liabilities

						Unit: RMB’000

					Change of
					amount on
					31 December
	As at		As at		2017
	31 December 2017		31 December 2016		compared to
		% of		% of	31 December
		total		total	2016	Major reason
Item	Amount	assets	Amount	assets	(%)	of the change
Inventories	6,597,598	16.67	6,159,473	18.05	7.11	Increase in unit price of inventory balance

Short-term borrowings	606,157	1.53	546,432	1.6	10.93	Increase in the short-term loans of the trading subsidiary Jinmao International

Accounts payable	5,573,281	14.07	5,082,470	14.89	9.66	Increase in the raw material prices this year

5.5	Others

(1)	Employees of the Group

Number (Person)
Number of employees of the Company	10,226
Number of employees of the subsidiaries	95
Total number of employees of the Group	10,361
Number of retired workers whose retirement costs are borne by the Group	17,854

Professionals

Category of professionals

Production personnel	6,197
Sales staff	86
Technical staff	2,819
Financial staff	111
Administrative staff	1,148

Total	10,361

Education level

Educational attainment
College graduate and below	7,692
Undergraduate	2,504
Post-graduate	165

Total	10,361

Remuneration packages of the Company’s staff include salary, share option and allowances. Employees of the Company are also eligible for medical insurance, retirement and other benefits. In accordance with the relevant regulations of the PRC, the Company also participates in the social security scheme implemented by the relevant government authorities, and makes contribution for the employees in proportion to their monthly salary.

According to the human resources core of “streamlining the structure, enhancing the quality and strengthening the foundation” and with the mission of “facilitating the employee development and strengthening the team foundation”, the Company improves the training of management and talent growth, enhances the focus area and the effectiveness of the training so as to upgrade the quality of the employees and to develop the Company into a nationwide leading and world class petrochemicals enterprise.

(2)	Purchase, sale and investment

Save and except as disclosed in the 2017 annual report, there was no material purchase or sale of the Group’s subsidiaries, associates or joint ventures or any other material investments in 2017.

(3)	Pledge of assets

As at 31 December 2017, no fixed assets were pledged by the Group (31 December 2016: Nil).

(4)	Material events after the Reporting Period

After the end of the Reporting Period, the Board did not find any material events that have impact on the Group except for the below matter.

At the sixth meeting of the Ninth Session of the Board of the Company held on 8 January 2018, “Resolution in respect of adjustment to the participants list and the number of share options of the A Shares Share Option Incentive Scheme of Sinopec Shanghai” and “Resolution in respect of determination of the exercise date and fulfillment of exercise conditions for the second exercisable period of share options initially granted under the A Shares Share Option Incentive Scheme of Sinopec Shanghai” were considered and passed. The A shares share options granted to 4 participants that have not been exercised lapsed due to their resignation and other reasons. The A shares share options granted but not exercised in the second exercisable period to 2 participants lapsed due to their failing to pass the performance assessment in 2016. The A shares share options held by 8 participants have lapsed after adjustment at the third meeting of the Ninth Session of the Board of the Company held on 23 August 2017, due to internal job transfer. A total of 820,700 A shares share options lapsed after the adjustment. The total number of A shares share options granted but not exercised was adjusted to 18,583,800. The number of participants in the second exercisable period was 185. The number of exercisable A shares share options in the second exercisable period was 9,636,900 and was fully exercised. The Company completed the registration of the newly issued A shares of 9,636,900 on 14 February 2018, after which the number of the Company’s issued shares increased to 10,823,813,500 shares. As at the date of this announcement, the number of issued shares of the Company is 10,823,813,500 shares. After the second exercise of the A shares share options, the total number of A shares share options granted but not exercised is 8,946,900.

5.6	Financial assets and financial liabilities held in foreign currencies

As at 31 December 2017, bank deposits denominated in foreign currencies held by the Group equivalent to RMB247,548,000.

5.7	Discussion and analysis on future development of the Company

1.	Industry competition and development trends

In 2018, the world economy is expected to continue its recovery momentum, but the contributions from the conventional industries to economic growth will weaken and the effect of commodity price rises will subside as well. With the economic recovery, the pace of normalization of monetary policies in various countries around the world will be accelerated and the risk resistance capability of the financial markets will be further strengthened. In particular, the implementation of the tax reform policy in the US will compel other countries to cut taxes. This will reduce the burden on enterprises, enhance the vitality of enterprises and boost global economic growth. It is estimated that developed economies will see growth accelerating generally, while emerging and developing economies will remain as the major force behind world economic growth in 2018.

China’s economy has shifted from a phase of speedy growth to a phase of high-quality development. Its economic growth is now at a critical period of transforming development model, optimizing economic structure and changing growth momentum. In 2018, China will continue to maintain the general keynote of work which is to make progress while ensuring stability; continue with the supply-side structural reform as the main direction; and make overall plans for carrying out various tasks to maintain growth, boost reforms, readjust the structure, improve people’s livelihood and prevent risks. China’s economy is anticipated to remain stable with good development momentum.

In 2018, oil demand will further grow as the world economy continues to recover, while OPEC will continue to implement the agreement to limit production. However, the rebound in oil prices will stimulate further rise of US crude oil output, thus impeding the rise of oil prices. Moreover, the trend of the US dollar and the geopolitical situation will continue to impact the oil price trend to a certain extent. The petroleum market is anticipated to be able to strike a balance between supply and demand in 2018, while the average crude oil price is expected to go up further.

As the escalating global economy will fuel an increasing demand for petrochemical products, the global petrochemical industry is expected to remain stable with a rise trend in 2018. Since the supply-side reform is proceeding and the growth in downstream demand remains stable in China, the petrochemical industry is expected to continue to see structural improvement to the supply and demand.

However, since there is no fundamental change in the imbalance between the supply-side structural surplus and the structural shortage in the domestic refined oil market and petrochemicals market, the expansion of the scale of domestic large private refining and petrochemical enterprises and the recovery of coal chemical production capacity will further intensify market competition in the future. China’s “Belt and Road” initiative and Sinopec’s plan for the construction of a petrochemical industrial base in Shanghai will also bring about a new round of development opportunities for the Company.

2.	Development strategies of the Company

The Company has been focusing on its goal of establishing a refining and petrochemical enterprise which is “Top-notch domestically, First-class globally”. Taking into account of the current development and future trend of the global petrochemical industry, as well as the development trend of the oil and chemical products market domestically, especially in eastern China, we define our development strategy as follows: giving consideration to both lowering of cost and differentiation, paying equal attention to scale and specialty, laying special emphasis on lowering of cost and scaling up upstream, and on high value-added and refined products downstream, the Company aims to improve its competitiveness by bringing into full play its rather extensive product chain, product diversification and proximity to the market. In view of this development strategy, the Company has adopted the development concept of “expanding the refinery business, taking the lead in the petrochemical industry, and implementing the integration of refinery and petrochemical segments”, and has leveraged on the approach of resource optimization and development planning targeted at enterprises in Shanghai region in order to further consolidate the three existing processing chains, i.e. the refining chain, the olefin chain and the aromatic chain. The Company has also created a new development model of integrated refinery and petrochemical by using the concept of molecular refinery and molecular petrochemical to further enhance its economic returns.

3.	Business plans

In 2018, the Group will continue to adopt a market-oriented and benefit-centred approach, step up safe and green development as well as the management of production and operation, optimize resources allocation and tone up structural adjustment, striving to maximize the overall value.

The Company plans to process 14,350,000 tons of crude oil in 2018, to produce 8,680,000 tons of refined oil, 780,000 tons of ethylene, 685,000 tons of paraxylene, 850,000 tons of polyolefin, 670,000 tons of synthetic fibre monomers, 460,000 tons of synthetic fibre polymers and 200,000 tons of synthetic fibres.

To achieve its business objectives in 2018, the Group will work hard in the following areas:

(1)	Strengthening efforts in safety and environmental protection work

The Group will proceed with the establishment of a long-term mechanism for safe production; carry out a process safety management system on a trial basis to raise the level of intrinsic safety and environmental protection; further strengthen the management of operating licences, direct operating sections as well as accidents and incidents; revise the methods for managing and assessing contractors, and establish and improve a public safety management system and mechanism by carrying out comprehensive management of the safety of dangerous chemicals as scheduled, improving risk identification and control as well as plugging the loopholes in safety management. The business license for dangerous chemicals will be renewed when it expires to make sure the Group is operating in accordance with the law. Focusing on air pollution control, the Group will speed up VOCs emission reductions and carry out full coverage of leak, detection and repair (“LDAR”) work and the control of unorganized emissions to make sure LDAR covers 800,000 points. It will step up the assessment of the operation of environmental facilities, the onsite environmental management, the automatic monitoring of data on pollutants as well as the pursuit of accountability for environmental issues. It will proceed with the project involving the comprehensive environmental improvement in Jinshan, the action plan for environmental protection in Shanghai and the establishment of a library for VOCs characteristic spectra in Shanghai’s petrochemical park, to make sure the boundary-layer VOCs to be below 150 microgram/sq.m. by the year of 2020 and to stabilize at below 100 microgram/sq.m. by 2023.

(2)	Strengthening the production and operation management

The Group will continue to concentrate on the management of unscheduled shutdowns of production facilities as well as the management and assessment of plan execution capability to make sure the level of economic indicators improve significantly. Focus will be placed on completing the overhaul of main facilities such as the shutdown of ethylene new zone 2# for overhauling, shutdown of RDS-B series for catalyst replacement and medium pressure hydrogenation as well as reorganization of 3#. Based on the requirements for the quality upgrade of refined oil products, the quality of gasoline and diesel will be upgraded to the post-national VI standards for production, blending and delivery from factory, and the operation and management of the flare gas system will be reinforced. The Group will start the research on a mechanical integrity management system, deepen the machine contracting system, refine general surveys on special projects, troubleshoot potential risks, step up anti-corrosion management, enhance the intrinsic safety of equipment and further carry out energy conservation and emission reduction to meet the requirements for a green, low-carbon environment.

(3)	Intensifying the progress of system optimization and cost/expenditure reduction

The Group will continue focus on the procurement of crude oil by striving to purchase suitable new oil varieties, besides the main oil varieties from Basrah and Saudi Arabia in the Middle East, when a right opportunity arises to control the inventory of crude oil in a rational manner. It will continue to optimize the composition of raw materials and products, increase the production of petrochemical raw materials and jet fuel, further reduce the ratio of diesel to gasoline, continuously increase the proportion of high-grade gasoline, carry out a research on the issue regarding the production of composition oil in ethanol gasoline and the solutions to MTBE (Methyl Tertiary Butyl Ether), and strive to expand the export of refined oil products. It will continue to optimize ethylene and aromatics raw materials, wax oil and residue oil processing routes as well as hydrogen and fuel systems; carry out in-depth optimization of regional resources to facilitate mutual supply of raw materials and regional integrated development to increase market share and product expandability; strengthen cost budget management and process control; and on the basis of improving cost management and control, focus on the utilization of overseas low-cost funds, duty-free business in the diesel export trade, invitation and submission of tenders for materials procurement as well as demand planning management so as to make sure the efficiency of these funds is maximized.

(4)	Fostering project construction, technological advancement and information technology

The Group will improve the “13th Five-year” development plan by carrying out project construction in a proactive manner to make sure the following projects are started, carried out or completed at each node: refined oil quality upgrade; environmental measures for airtight decoking at delayed coking plant 2#; renovation works on low-nitrogen combustion at olefin cracking furnace 2#; the revamp of Thermoelectric Department’s furnaces 3#4# for ultra-low emissions and energy conservation; Storage and Transportation Department’s light oil storage tank, recovery of gasoline from trestles and high-sulfur flare system optimization and renovation; third circuit’s incoming power lines with a supply capacity of 220KV; and PAN-based carbon fibre project (Phase II) with an annual output of 1,500 tons. The Group will accelerate the development and application of key technologies in carbon fibre and its composites and in functional polymer membrane materials, concentrate on the mass production and marketing of nine new products with a high added value such as foamed polypropylene and polyester exclusive for use in composite yarns. A breakthrough was made at this stage in the transformation and research of seven new products such as hexane polypropylene pipe materials and gel dyed acrylic. The Group will accelerate the construction of intelligent factories; comprehensively popularize the application of an information integrated platform during production process; develop and build an intelligent display platform for geographic information, a central database and a platform for the industrial internet of things on a trial basis; improve the establishment and application of an APC (Advanced Process Control) system; and complete the operation, inspection and acceptance of residue oil hydrogenation and APC project for 4PE plant. The Group will steadily proceed with such projects as plan optimization (benefit calculation and marginal contribution analysis), LIMS (Laboratory Information Management System) upgrade and three-dimensional training for large-scale units. It will continue to carry out the build-up of a cloud platform to further increase the efficiency of production, operation and management.

(5)	Further enhancement of internal management

The Group will steadily optimize and modify the Company’s organizational structure; fully complete the specialized, centralized management of water services; organize staff to carry out the smoothening of internal business duties and processes of the Petrochemical Department; explore a new management model primarily featuring the establishment of a primary organization as the core, the functional positioning management system as an essential component and the flattened business process as the main characteristic. It will continue to optimize the management of the Company, with a focus placed on carrying out the integrated operation of production, sales and research based on the effective market demand for new products, and on optimizing and improving the incentive and check-and-balance mechanisms in line with the production, sales and research processes. It will continue to deepen the reform of the scientific and technological system and the improvement of the fine petrochemical business mechanism, and explore the establishment of a market-oriented model for transformation of innovative achievements so as to create a favourable environment for mobilizing the enthusiasm and creativity of researchers. It will concentrate on the training and planning of competent staff and broaden the channels of selecting competent people, striving to build a team that comprises highly qualified and capable members as well as a reasonable composition.

4.	Risk exposure

(1)	The cyclical characteristics of the petroleum and petrochemicals market and price volatility in crude oil and petrochemical products may have an adverse impact on the Group’s operations

A large part of the Group’s operating income is derived from the sales of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive to macroeconomic changes. Additionally, changes in regional and global economic conditions, productivity and output, prices and supply of raw materials, consumer demand and prices and supply of substitutes also have an effect. From time to time, these factors have a material impact on the prices of the Group’s products in regional and global markets. Given the reduction of tariffs and other import restrictions as well as the relaxation of control by the PRC government over the distribution and pricing of products, a substantial number of the Group’s products will increasingly be subject to the cyclical impact in the regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile, and uncertain. Higher crude oil prices and lower petrochemical products prices are likely to have an adverse impact on the Group’s business, operating results and financial condition.

(2)	The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil price

At present, the Group consumes a significant amount of crude oil for the production of petrochemical products. More than 95% of the crude oil consumption is imported. In recent years, crude oil prices have been subject to significant fluctuations due to a variety of factors, and the Group cannot rule out the possibility of any major unexpected event which may cause a suspension in crude oil supply. The Group has attempted to mitigate the effects of increased costs from rising crude oil prices by passing them on to the customers, but the ability to do so is limited because of market conditions and government control over the pricing of refined oil products. Since there is a time-lag between increases in crude oil prices and increases in petrochemical product prices, higher costs cannot be totally offset by raising the selling prices. In addition, the State also imposes control over the distribution of some petroleum products within China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as subsidiaries of Sinopec Corp). Hence, when crude oil prices are high, the higher costs cannot be totally offset by raising the selling prices of the Group’s petroleum products.

(3)	Substantial capital expenditures and financing requirements are required for the Group’s development plans, presenting a number of risks and uncertainties

The petrochemical industry is a capital-intensive industry. The Group’s ability to maintain and raise income, net income and cash flows is closely connected with ongoing capital expenditures. The Group’s estimated capital expenditures is estimated to amount to approximately RMB1,200.0 million in 2018, which will be met by financing activities and by internal funding. The Group’s effective capital expenditures may vary significantly due to the Group’s ability to generate sufficient cash flows from operations, investments and other factors that are beyond control. Furthermore, there is no assurance as to the completion, cost or outcome of the Group’s fund raising projects.

The Group’s ability to secure external financing in the future is subject to a number of uncertainties which include the Company’s operating results, financial conditions and cash flow in the future; China’s economic conditions and the market conditions for the Group’s products; financing costs and conditions of the financial market, and issuance of government approval documents, as well as other risks associated with the development of infrastructure projects in China and so forth. The Group’s failure to secure sufficient financing required for its operations or development plans may have an adverse impact on the Group’s business, operating results and financial condition.

(4)	The Group’s business operations may be affected by existing or future environmental protection regulations

The Group is subject to a number of environmental protection laws and regulations in China. Waste products (waste water, waste gas and waste residue) are generated during the Group’s production operations. Currently the Group’s operations fully comply with all applicable Chinese environmental protection laws and regulations. However, the Chinese government may further enforce stricter environmental standards, and the Group cannot assure that the central or local governments will not issue more regulations or enforce stricter regulations which may cause the Group to incur additional expenses on environmental protection measures.

(5)	Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results

The exchange rate of the Renminbi against the US Dollar and other foreign currencies may fluctuate and is subject to alterations due to changes on the Chinese political and economic situations. In July 2005, the PRC government overhauled its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar fluctuates daily. In addition, the Chinese government has been under international pressure to further ease its exchange rate policy, and may as a result further change its currency policy. A small portion of our cash and cash equivalents are denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenue is denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and American Depository Securities.

(6)	Connected transactions may have an adverse impact on the Group’s business and economic efficiency

The Group will, from time to time, continue to conduct transactions with the Group’s controlling shareholder Sinopec Corp. and Sinopec Corp.’s controlling shareholder Sinopec Group as well as their connected parties (subsidiaries or associates). These connected transactions include the provision of the following services by such connected parties to the Group: raw materials purchases, agency sale of petrochemical products, construction, installation and engineering design services, petrochemicals industry insurance services and financial services, and the sale of petroleum and petrochemical products by the Group to Sinopec Corp. and its connected parties. These connected transactions and services conducted by the Group are carried out under normal commercial terms and in accordance with the relevant agreements. However, if Sinopec Corp. and Sinopec Group refuse to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group’s business and business efficiency will be adversely impacted. Furthermore, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or which may compete with the Group’s business. Since Sinopec Corp. is the controlling shareholder of the Group and its own interests may conflict with those of the Group, it may act for its own benefit regardless of the Group’s interests.

(7)	Risks associated with control by the majority shareholder

Sinopec Corp., the controlling shareholder of the Company, owns 5,460,000,000 shares of the Company, which represents 50.49% of the total number of shares of the Company and gives it an absolute controlling position. Sinopec Corp. may, by using its controlling position, exercise influence over the Group’s production operations, fund allocations, appointment or removal of senior staff and so forth, thereby adversely affecting the Group’s production operations as well as minority shareholders’ interests.

5.8	Non-fundraising projects

In 2017, the capital expenditures of the Group amounted to RMB1,417.0 million, representing an increase of 71.97% as compared with RMB824 million in 2016. Major projects include the following:

Major Project	Total amount of project investment RMB’000	Amount of project investment during the Reporting Period RMB’000	Project progress as at 31 December 2017
Gasoline upgrade project involving an alkylation plant with a capacity of 300,000 tons/year	483,000	8,000	Preliminary design

Shanghai Petrochemical’s renovation project involving cogeneration units meeting emission standards	288,981	173,994	Under Construction

Shanghai Petrochemical’s project involving third circuit’s incoming power lines with a supply capacity of 220KV	240,730	112,887	Under Construction

Renovation project involving low nitrogen combustion in olefin cracking furnace No. 2	120,929	79,475	Under Construction

Thermoelectric Department’s rectification project involving an airtight fuel storage yard	99,800	75,996	Under Construction

Thermoelectric Department’s renovation project involving furnaces Nos. 3 and 4 meeting emission standards	98,820	30,064	Under Construction

The Group’s capital expenditures for 2018 are estimated at approximately RMB1,200 million.

Note:	In addition to the major capital expenditure items disclosed in the above table, the total capital expenditure of other projects of the company is RMB958 million.

5.9	Plan for profit distribution of ordinary shares or capital reserve capitalization

5.9.1	Cash Dividend Policy and its formulation, implementation or adjustment

In 2016, the Company made amendments to its cash dividend policy in the Articles of Association of Sinopec Shanghai Petrochemical Company Limited (the “Articles of Association”) and its appendices. The proposed amendments to the Articles of Association were considered and approved at the annual general meeting of 2015 held on 15 June 2016. According to Article 207 of the Articles of Association:

1.	The Company should place emphasis on delivering reasonable return on investments to the investors. The Company shall pay due attention to the opinions of minority shareholders through various channels when allocating its profits. The profits distribution policy of the Company shall be consistent and stable, taking into account the long-term interests of the Company, the overall interests of all shareholders and the Company’s sustainable development.

2.	The Company may distribute dividends in the following forms: cash, shares or other forms permitted by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may make interim dividends distribution.

3.	The Company shall distribute cash dividends when the Company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash inflows over the requirements of cash flows for its operation and sustainable development. The cash dividends per annum should not be less than thirty (30) percent of the net profit of the Company in the current year.

4.	The Company may adjust its profits distribution policy referred to in sub-paragraphs (2) and (3) of this Article in case of war, natural disasters or other force majeure, or where changes to the external environment of the Company result in material impact on the production and operation of the Company, or where there are significant changes in the Company’s own operations or financial conditions, or where the Company’s board of directors considers it necessary. Independent directors shall issue independent opinions on the adjustment of the profits distribution policy whilst the board of directors shall discuss the rationality of such adjustment in detail and form a resolution which shall be submitted to shareholders’ meeting for approval by way of special resolution. The convening of the shareholders’ meeting shall comply with regulatory provisions in the place where the Company’s shares are listed.

5.	The management of the Company shall formulate the annual profits distribution plan and submit such plan to the board of directors for consideration. Independent directors shall issue independent opinions on such plan and the board of directors shall form a resolution which shall be submitted for approval by shareholders’ meeting. If the conditions for the distribution of cash dividends have been satisfied and the Company does not propose a cash dividends distribution plan or does not propose such plan in compliance with the sub-paragraph (3) of this Article, independent directors shall issue independent opinions whilst the board of directors shall give specific explanation regarding such arrangement and form a resolution which shall be submitted to shareholders’ meeting for approval and make relevant disclosures. The plan for half-yearly dividends distribution of the Company shall comply with Article 215 of the Articles of Association.

5.9.2	Plan for profit distribution or capitalisation of capital reserves for the Reporting Period

In 2017, the net profit attributable to equity shareholders of the Company amounted to RMB6,141,558,000 under CAS (net profit of RMB6,143,222,000 under IFRS). According to the 2017 profit distribution plan approved by the Board on 20 March 2018, the Board proposed to distribute the Final Dividend based on the total number of issued shares of the Company as at the record date for distributing dividend. The 2017 profit distribution plan will be implemented subject to approval of the AGM. The date and time of the AGM and book closure arrangement will be announced later. The notice of the AGM will be announced separately in accordance with the provisions of Articles of Association of the Company. The notice of the AGM, the accompanying circular and proxy form will be despatched to holders of H shares in accordance with the Hong Kong Listing Rules.

Subject to the passing of the resolution by the shareholders of the Company at the AGM, the Final Dividend is expected to be distributed on or around Friday, 13 July 2018 to shareholders whose names appear on the register of members of the Company’s H shares at the close of business on Tuesday, 26 June 2018. The Final Dividend is denominated and declared in Renminbi. The Final Dividend payable to the holders of the Company’s A shares shall be paid in Renminbi while those payable to the holders of the Company’s H shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the average closing exchange rates for Hong Kong dollars as announced by the Foreign Exchange Trading Centre of the PRC one calendar week prior to the approval of the Final Dividend at the AGM.

The Company is expected to close the register of members of the Company’s H shares from Thursday, 21 June 2018 to Tuesday, 26 June 2018 (both days inclusive), during which period no transfer of H shares will be registered in order to confirm the shareholders’ entitlement to receive the Final Dividend. The holders of the Company’s H shares who wish to receive the Final Dividend should lodge the transfer documents and relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before 4:30 p.m. on Wednesday, 20 June 2018.

The record date for dividend distribution, distribution procedures and time for the distribution of dividends applicable to holders of the Company’s A shares will be announced separately.

5.9.3	Plan or scheme of dividends distribution of ordinary shares, plan or scheme of capitalization of capital reserves of the Company in the past three years (including the Reporting Period)

Unit: RMB’000

Percentage
					Net profit	of net profit
					attributable to	attributable to
					shareholders	shareholders
					of ordinary	of ordinary
	Amount of	Amount of			shares of the	shares of the
	bonus	dividend	Amount of		listed company	listed company
	shares	for every	capitalization	Amount	in the	in the
	for every	10 shares	for every	of cash	consolidated	consolidated
Year of	10 shares	(RMB)	10 shares	dividend	statement	statement
dividend payment	(share)	(including tax)	(share)	(including tax)	for the year	(%)
2017	0	3.0	0	3,247,144	6,141,558	52.87
2016	0	2.5	0	2,700,000	5,955,576	45.34
2015	0	1	0	1,080,000	3,245,849	33.27

5.10	The Company’s disclosure on the fulfillment of its corporate social responsibility

5.10.1	Fulfillment of corporate social responsibility

For the Company’s performance of corporate social responsibility in 2017 and the Company’s 2017 Environmental, Social and Governance Report, please refer to the “2017 Corporate Social Responsibility Report of Sinopec Shanghai Petrochemical Company Limited” published by the Company on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

5.10.2	Environmental protection situation of key pollutant-discharging companies and their subsidiaries as announced by the Ministry of Environmental Protection

The Company is one of the contaminating enterprises under Intensive Monitoring and Control by the State proclaimed by the Ministry of Environmental Protection. According to Measures for Self-Monitoring and Information Disclosure by the Enterprises subject to Intensive Monitoring and Control of the State (Trial Implementation) ( 國家重點監控企業自行監測及信息公開辦法(試行)), the Company has disclosed to the public on the website of the Shanghai Environmental

Protection Bureau the sites of the source of pollution, pollutant types and concentration of pollution which are subject to intensive monitoring and control of the State.

The Company, as a manufacturing enterprise in the petrochemical industry, consistently places environmental protection as its priority. It continues to receive ISO14001 Environmental Management System Certification. In January 2013, it received certifications from the Shanghai Audit Center of Quality including quality (GB/T 19001: 2008), environment (GB/T 24001: 2004) and occupational health and safety (GB/T28001: 2011). On 26 October 2016, the continued use of the title “All-China Environmentally Friendly Enterprise” (「中華環境好友企業」) was approved.

In 2017, the Company adopts the development concepts including innovation, coordination, green, open and sharing, implementing green low-carbon strategy and environmental-friendly new normal. The Company persistently promotes the comprehensive implementation of environmental protection in Jinshan District, the 6th 3-year environmental protection program and continues emission reduction of VOCs. The Company also adopts various emission reduction measures and improves economic efficiency, environmental efficiency and social efficiency at the same time. The Company also established the environmental protection standard of the “Three Simultaneous Activities” for construction projects to keep on improving level of environmental protection.

In 2017, the Company actively adopts environmental protection projects and lifts the standard of environmental protection. Meanwhile, the Company promotes the implementation of “Refining Sulphur Machine Transformation” and “Re-heating Machine Transformation”. In 2017, total emission volume of sulfur dioxide and nitrogen oxides reduces by 23.02% and 17.64% year-on-year respectively.

In 2017, both the compliance rate on waste water and waste gas emission was 100%, and all hazardous wastes were disposed of properly with a rate of 100%. The Company comprehensively implements LDAR work and continues emission reduction of VOCs, to ensure meeting the emission reduction standard set by Shanghai Environmental Protection Bureau. In 2017, the Company detected a total of 1,484,399 sealing points, while the number of leaking points is 3,050. The Company repaired 2,990 of leaking points, achieving a repair rate of 98%.

In 2017, the Company handed in a discharging fee of RMB109.25 million to Shanghai Environmental Protection Bureau.

In 2017, the Company was given 19 penalties regarding environmental protection matters, which involves a total fine of RMB3.34 million. Major reasons of penalty include insufficient control over the operation of environmental protection facilities, inadequate control over on-site hazardous waste management, ineffective control of on-site discharge of production facilities, and also ineffective implementation of regular inspections and prompt restoration of LDAR work.

6.	MAJOR EVENTS AND OTHERS

6.1	Connected transactions related to daily operations

Unit: RMB’000
				Percentage
				of the
				transaction
				amount
			Transaction	of the same
			amount during	type of
		Annual cap for	the Reporting	transaction
Connected transactions	Connected parties	2017	Period	(%)

Mutual Product Supply and Sales Services Framework Agreement

Purchases of raw materials	Sinopec Group, Sinopec Corp. and their associates	63,257,000	43,414,163	66.24%
Sales of petroleum products and petrochemical products	Sinopec Corp. and its associates	82,507,000	48,947,814	53.20%
Property leasing	Sinopec Corp. and its associates	36,000	28,368	60.75%
Agency sales of petrochemical products Sinopec	Sinopec Corp. and its associates	195,000	116,616	100.00%

Comprehensive Services Framework Agreement

Construction, installation and engineering design services	Sinopec Group and its associates	1,788,000	172,666	11.89%
Petrochemical industry insurance services	Sinopec Group and its associates	140,000	126,405	97.18%
Financial services	Sinopec Group and its associates	200,000	5,147	1.92%

On 5 December 2016, the Company entered into an asset leasing agreement (the “Lease Agreement”) with Baishawan branch of Sinopec Petroleum Reserve Company Limited (the “Baishawan Branch”), a wholly-owned subsidiary of the Company’s de facto controller Sinopec Group. Pursuant to the Lease Agreement, the Company rents the oil tanks and ancillary facilities from the Baishawan Branch at an annual rent up to RMB53,960,000 (exclusive of VAT), with the leasing period from 1 January 2016 to 31 December 2018. The Lease Agreement was considered and approved at the 16th meeting of the Eighth Session of the Board on 24 November 2016. Related announcements were published on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, as well as on Shanghai Securities News and China Securities Journal on 25 November 2016. During the Reporting Period, the Company incurred leasing cost of RMB53,960,000.

On 27 April 2017, the Company considered and approved at the 19th meeting of the Eighth Session of the Board to give up its pre-emptive rights in acquiring the 50% equity interests in Shanghai SECCO held by BP Chemical East China Investment Company Limited (“BP East China”). Sinopec Corp. intended to acquire the above equity interests through its subsidiary, Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd (“Sinopec Shanghai Gaoqiao”). Shanghai SECCO is a joint venture company of the Company, Sinopec Corp. and BP East China. Sinopec Corp. is a connected party of the Company. The Company’s waiver of its pre-emptive rights to acquire the equity interests in the co-invested company with the connected party constituted a connected transaction under the Shanghai Listing Rules (“The Connected Transaction”). The Connected Transaction did not constitute a connected transaction under the Hong Kong Listing Rules. On 15 June 2017, the Company considered and passed The Connected Transaction at its 2016 annual general meeting. Related announcements were published on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, as well as on Shanghai Securities News, China Securities Journal and Securities Times on 28 April 2017 and 16 June 2017, respectively.

The transactions between the Company and Sinopec Group, Sinopec Corp. and their associates as disclosed in Note 30 to the financial statements prepared under IFRS in the 2017 annual report of the Company constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules. The above-mentioned continuing connected transactions have been disclosed in accordance with Chapter 14A of the Hong Kong Listing Rules.

6.2	Compliance of code of corporate governance practices

During the Reporting Period, the Company applied and complied with all principles and code provisions set out in the Corporate Governance Code contained in Appendix 14 to the Hong Kong Listing Rules except for the deviation from code provision A.2.1 as listed below.

Code provision A.2.1: The roles of chairman and chief executive should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive should be clearly established and set out in writing.

Deviation: During the Reporting Period, Mr. Wang Zhiqing served as the Chairman and the President (equivalent to chief executive officer) of the Company from 1 January 2017 to 3 December 2017. Following the resignation of Mr. Wang Zhiqing, Mr. Wu Haijun performed the duties of the Chairman during 4 December 2017 to 20 December 2017 and served as the Chairman and the President from 21 December 2017.

Reasons: Both of Mr. Wang Zhiqing and Mr. Wu Haijun have extensive experience in the management of petrochemicals production. They are the most suitable candidates to serve both the positions of the Chairman and the President of the Company. For the time being, the Company has not been able to identify another person who is in possession of better or similar competency and talent as Mr. Wu Haijun to serve either of the above positions.

6.3	Compliance of Model Code for Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code for Securities Transactions”) as set out in Appendix 10 to the Hong Kong Listing Rules to regulate securities transactions of the Directors and Supervisors. After making specific enquiries with all the Directors and Supervisors, the Company obtained written confirmations from each Director and Supervisor that they have fully complied with the Model Code for Securities Transactions during the Reporting Period.

The Model Code for Securities Transactions is also applicable to the senior management of the Company who are in possession of unpublished price sensitive information of the Company. No incident of non-compliance of the Model Code for Securities Transaction by the senior management was noted by the Company.

6.4	Purchase, sale and redemption of the Company’s securities

During the Reporting Period, the Group did not purchase, sell or redeem any of the Company’s listed securities.

6.5	Audit Committee

The audit committee of the Company has reviewed with the management the accounting principles and standards adopted by the Company, discussed matters regarding auditing, risk management, internal control and financial reporting, and have reviewed the financial statements for the year ended 31 December 2017.

7.	FINANCIAL STATEMENTS

7.1	Financial statements prepared under CAS

Consolidated Balance Sheet

As at 31 December 2017

	31 December 2017 RMB’000	31 December 2016 RMB’000
ASSETS

Current assets
Cash at bank and on hand	9,504,266	5,440,623
Notes receivable	1,151,053	1,267,920
Accounts receivable	2,275,386	1,656,580
Advances to suppliers	27,537	29,340
Interest receivable	52,993	11,596
Other receivables	18,557	56,545
Inventories	6,597,598	6,159,473
Other current assets	238,661	253,804

Total current assets	19,866,051	14,875,881

Non-current assets
Long-term equity investments	4,592,044	3,838,794
Investment properties	391,266	380,429
Fixed assets	12,892,501	13,502,370
Construction in progress	1,001,118	717,672
Intangible assets	397,661	406,116
Long-term prepaid expenses	349,588	299,340
Deferred tax assets	119,307	103,091

Total non-current assets	19,743,485	19,247,812

Total assets	39,609,536	34,123,693

Consolidated Balance Sheet (Cont’d)

As at 31 December 2017

	31 December 2017 RMB’000	31 December 2016 RMB’000
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term borrowings	606,157	546,432
Financial liabilities held for trading	1,516	—
Notes payable	—	5,000
Accounts payable	5,573,281	5,082,470
Advance from customers	477,273	476,806
Employee benefits payable	123,959	37,634
Taxes payable	3,290,036	2,158,427
Interest payable	864	465
Dividends payable	23,686	20,473
Other payables	825,472	614,668

Total current liabilities	10,922,244	8,942,375

Non-current liabilities
Deferred income	145,679	150,000

Total liabilities	11,067,923	9,092,375

Shareholders’ equity
Share capital	10,814,177	10,800,000
Capital surplus	586,307	534,628
Other Comprehensive income	17,403	18,213
Specific reserve	—	346
Surplus reserve	5,727,624	5,100,401
Undistributed profits	11,110,795	8,296,460

Total equity attributable to equity shareholders of the Company	28,256,306	24,750,048

Non-controlling interests	285,307	281,270

Total shareholders’ equity	28,541,613	25,031,318

Total liabilities and shareholders’ equity	39,609,536	34,123,693

The financial statements were approved by the Board on 20 March 2018.

Consolidated Income Statement

For the year ended 31 December 2017

	2017 RMB’000	2016 RMB’000
Revenue	92,013,569	77,894,285
Less: Cost of sales	69,656,977	55,743,306
Taxes and surcharges	12,744,088	11,906,438
Selling and distribution expenses	510,199	493,289
General and administrative expenses	2,550,610	2,683,310
Financial income – net	(217,202)	(55,830)
Asset impairment losses	178,706	330,440
Add: Loss arising from changes in fair value	(1,516)	—
Investment income	1,244,032	906,754

Including: Share of profits of associates and joint ventures	1,233,693	906,754

Impairment loss	(13,017)	(42,031)
other income	63,120	—

Operating profit	7,882,810	7,658,055

Add: Non-operating income	14,736	155,927
Less: Non-operating expenses	46,312	48,577

Total profit	7,851,234	7,765,405

Less: Income tax expenses	1,698,739	1,796,822

Net profit	6,152,495	5,968,583

Attributable to shareholders of the Company	6,141,558	5,955,576
Non-controlling interests	10,937	13,007

Profit from continuing operations	6,152,495	5,968,583
Profit from discontinued operations	—	—

Other comprehensive (loss)/income	(810)	18,213

Total comprehensive income	6,151,685	5,986,796

Attributable to shareholders of the Company	6,140,748	5,973,789
Non-controlling interests	10,937	13,007

Earnings per share
Basic earnings per share (RMB Yuan)	0.568	0.551
Diluted earnings per share (RMB Yuan)	0.568	0.551

The consolidated financial information were approved by the Board of Director on 20 March 2018.

7.2	Financial statements prepared under IFRS

Consolidated Income Statement

(prepared under IFRS)

For the year ended 31 December 2017

	2017 RMB’000	2016 RMB’000
Revenue	91,962,415	77,842,906
Sales taxes and surcharges	(12,744,088)	(11,906,438)

Net Sales	79,218,327	65,936,468
Cost of sales	(72,398,288)	(58,731,674)

Gross profit	6,820,039	7,204,794

Selling and administrative expenses	(535,259)	(546,087)
Other operating income	119,010	197,306
Other operating expenses	(21,379)	(24,275)
Other gains/(losses) – net	19,462	(53,882)

Operating profit	6,401,873	6,777,856

Finance income	268,379	137,302
Finance expenses	(61,047)	(53,617)

Finance income – net	207,332	83,685

Share of profit of investments accounted for using the equity method	1,243,693	916,754

Profit before income tax	7,852,898	7,778,295

Income tax expense	(1,698,739)	(1,796,822)

Profit for the year	6,154,159	5,981,473

Profit attributable to:
– Owners of the Company	6,143,222	5,968,466
– Non-controlling interests	10,937	13,007

	6,154,159	5,981,473

Earnings per share attributable to owners of the Company for the year (expressed in RMB per share)

Basic earnings per share	RMB0.569	RMB0.553

Diluted earnings per share	RMB0.568	RMB0.552

Consolidated Statement of Comprehensive Income

(prepared under IFRS)

For the year ended 31 December 2017

	2017	2016
	RMB’000	RMB’000
Profit for the year	6,154,159	5,981,473
Other comprehensive (loss)/income:
Share of other comprehensive (loss)/income of investments accounted for using the equity method	(810)	18,213

Other comprehensive (loss)/income for the year, net of tax	(810)	18,213

Total comprehensive income for the year	6,153,349	5,999,686

Attributable to:
– Owners of the Company	6,142,412	5,986,679
– Non-controlling interests	10,937	13,007

Total comprehensive income for the year	6,153,349	5,999,686

Consolidated Balance Sheet

(prepared under IFRS)

As At 31 December 2017

	As at 31 December
	2017 RMB’000	2016 RMB’000
Assets

Non-current assets
Lease prepayments and other assets	747,249	705,456
Property, plant and equipment	12,866,428	13,474,287
Investment properties	391,266	380,429
Construction in progress	1,001,118	717,672
Investments accounted for using the equity method	4,452,044	3,688,794
Deferred income tax assets	119,307	103,091

	19,577,412	19,069,729

Current assets
Inventories	6,597,598	6,159,473
Trade receivables	386,480	414,944
Bills receivable	1,090,479	1,238,620
Other receivables	83,551	165,798
Prepayments	228,269	165,804
Amounts due from related parties	1,975,408	1,290,619
Cash and cash equivalents	7,504,266	5,440,623
Time deposits with financial institutions	2,000,000	—

	19,866,051	14,875,881

Total assets	39,443,463	33,945,610

Equity and liabilities

Equity attributable to owners of the Company
Share capital	10,814,177	10,800,000
Reserves	17,416,056	13,921,965

	28,230,233	24,721,965
Non-controlling interests	285,307	281,270

Total equity	28,515,540	25,003,235

Consolidated Balance Sheet (Cont’d)

(prepared under IFRS)

As At 31 December 2017

	As at 31 December
	2017 RMB’000	2016 RMB’000
Liabilities

Non-current liabilities
Deferred income	5,679	—

	5,679	—

Current liabilities	606,157	546,432
Borrowings
Financial liabilities at fair value through profit or loss	1,516	—
Advance from customers	470,865	462,992
Trade payables	1,908,457	2,123,904
Bills payable	—	5,000
Other payables	3,568,817	2,139,378
Amounts due to related parties	3,731,687	3,044,304
Income tax payable	634,745	620,365

	10,922,244	8,942,375

Total liabilities	10,927,923	8,942,375

Total equity and liabilities	39,443,463	33,945,610

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2017

1.	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

(a)	New and amended standards adopted by the Group

The following new and amended standards and interpretations are effective for the financial year beginning on 1 January 2017. None of them has a material impact on the Group.

•	Amendments to IAS 7, ‘ Statement of cash flows’

•	Amendments to IAS 12, ‘Income taxes’

•	Amendment to IFRS 12, ‘Disclosure of interest in other entities’

There are no other amended standards or interpretations that are effective for the first time for this annual period that could be expected to have a material impact on the Group.

(b)	New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2017 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and derecognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the whole of IAS 39. IFRS 9 introduces a new model for the recognition of impairment losses – the expected credit losses (ECL) model, which constitutes a change from the incurred losses model in IAS 39. IFRS 9 applies to all hedging relationships, with the exception of portfolio fair value hedges of interest rate risk. The new guidance better aligns hedge accounting with the risk management activities of an entity and provides relief from the more “rule-based” approach of IAS 39. IFRS 9 is effective for annual periods beginning on or after 1 January 2018 and the Group will apply the new rules retrospectively from 1 January 2018, with the practical expedients permitted under the standard. It is not expected to have any significant impact on the consolidated financial statement of the Group. IFRS 15, ‘Revenue from contracts with customers’, establishes a comprehensive framework for determining when to recognize revenue and how much revenue to recognise through a 5-step approach. IFRS 15 provides specific guidance on capitalisation of contract cost and licence arrangements. It also includes a cohesive set of disclosure requirements about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The core principle is that a company should recognise revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. IFRS 15 replaces the previous revenue standards: IAS 18 ‘Revenue’ and IAS 11 ‘Construction Contracts’ and the related Interpretations on revenue recognition: IFRIC 13 ‘Customer Loyalty Programmes’, IFRIC 15 ‘Agreements for the Construction of Real Estate’, IFRIC 18 ‘Transfers of Assets from Customers’ and SIC-31‘Revenue-Barter Transactions Involving Advertising Services’. IFRS 15 is effective for annual reporting periods beginning on or after 1 January 2018.

The application of HKFRS 15 may further result in the identification of separate performance obligations in relation to shipping service derived from oversea trading sales of the Group which could affect the timing of the recognition of revenue, from point in time to overtime going forward. The standard permits either a full retrospective or a modified retrospective approach for the adoption. Mandatory for financial years commencing on or after 1 January 2018. The Group intends to adopt the standard using the modified retrospective approach which means that the cumulative impact of the adoption will be recognised in retained earnings as of 1 January 2018 and that comparatives will not be restated.

IFRS 16, ‘Leases’, provides updated guidance on the definition of leases, and the guidance on the combination and separation of contracts. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. IFRS 16 requires lessees to recognise lease liability reflecting future lease payments and a ‘right-of-use-asset’ for almost all lease contracts, with an exemption for certain short-term leases and leases of low value assets. The lessors accounting stays almost the same as under IAS 17 ‘Leases’. IFRS 16 is effective for annual reporting periods beginning on or after 1 January 2019.

The standard will affect primarily the accounting for the Group’s operating leases when the Group is as the leasee in those leases. As at the reporting date, the Group has non-cancellable operating lease commitments. The Group is still evaluating the effects of the new standard on the other lease commitments with the lease term greater than one year and intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. At this stage, the Group does not intend to adopt the standard before its effective date.

There are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

2.	FINANCE INCOME AND EXPENSES

	2017 RMB’000	2016 RMB’000
Interest income	268,379	133,484
Net foreign exchange gain	—	3,818

Finance income	268,379	137,302

Interest on bank and other borrowings	(55,188)	(56,080)
Less: amounts capitalized on qualifying assets	804	2,463

Net interest expense	(54,384)	(53,617)
Net foreign exchange loss	(6,663)	—

Finance expenses	(61,047)	(53,617)

Finance income – net	207,332	83,685

3.	EXPENSE BY NATURE

	2017 RMB’000	2016 RMB’000
Cost of raw material	42,075,096	31,922,984
Cost of trading products	23,531,983	20,423,854
Employee benefit expenses	2,752,996	2,487,534
Depreciation and amortisation	1,834,129	1,882,260
Repairs and maintenance expenses	1,136,379	1,192,203
Transportation costs	306,654	323,678
Impairment loss	118,245	254,172
Sales commissions	116,616	100,221
Inventory write-down	60,461	76,268
Leasing expenses	79,438	73,852
Auditors’ remuneration – audit services	7,800	7,800
Change of goods in process and finished goods	(58,784)	(731,944)
Other expenses	972,534	1,264,879

Total cost of sales, selling and administrative expenses	72,933,547	59,277,761

4.	INCOME TAX

	2017 RMB’000	2016 RMB’000
– Current income tax	1,714,955	1,828,868
– Deferred taxation	(16,216)	(32,046)

Income tax expense	1,698,739	1,796,822

A reconciliation of the expected income tax calculated at the applicable tax rate and total profit, with the actual income tax is as follows:

	2017 RMB’000	2016 RMB’000
Profit before taxation	7,852,898	7,778,295

Expected PRC income tax at the statutory tax rate of 25%	1,963,225	1,944,574
Tax effect of share of profit of investments accounted for using the equity method	(307,547)	(225,813)
Tax effect of other non-taxable income	(8,733)	(16,610)
Tax effect of non-deductible loss, expenses and costs	7,268	23,578
True up for final settlement of enterprise income taxes in respect of previous years	(15,121)	32,457
Utilisation of previously unrecognized tax losses	(1,185)	(58)
Tax losses for which no deferred income tax asset was recognized	60,832	25,219
Temporary differences for which no deferred income tax asset was recognized in current year	—	13,511
Realization of previously unrecognised temporary differences	—	(36)

Actual income tax	1,698,739	1,796,822

The provision for PRC income tax is calculated at the rate of 25% (2016: 25%) on the estimated taxable income of the year ended 31 December 2017 determined in accordance with relevant income tax rules and regulations. The Group did not carry out business overseas and therefore does not incur overseas income taxes.

5.	EARNINGS PER SHARE

(a)	Basic

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year.

	2017 RMB’000	2016 RMB’000
Net profit attributable to owners of the Company	6,143,222	5,968,466

Weighted average number of ordinary shares in issue (thousands of shares)	10,803,690	10,800,000

Basic earnings per share (RMB per share)	RMB0.569	RMB0.553

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares

The Company has dilutive potential ordinary shares from share options. The number of shares that would have been issued assuming the exercise of the share options less the number of shares that could have been issued at fair value (determined as the average market price per the Company’s A share for year ended 31 December 2017) for the same total proceeds is the number of shares issued for no consideration. The resulting number of shares issued for no consideration is included in the weighted average number of ordinary shares as the denominator for calculating diluted earnings per share.

The calculation of the diluted earnings per share for year ended 31 December 2017 and year ended 31 December 2016 was shown as:

	2017	2016
	RMB’000	RMB’000
Earnings
Profit attributable to owners of the Company	6,143,222	5,968,466

Weighted average number of ordinary shares in issue (thousands of shares)	10,803,690	10,800,000
Adjustments for share options granted (thousands of shares)	6,179	8,632

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)	10,809,869	10,808,632

Diluted earnings per share (RMB per share)	RMB0.568	RMB0.552

6.	DIVIDEND

Dividend in respect of the year ended 31 December 2017 of RMB0.3 per ordinary share, amounting to a total dividend of RMB3,247,144 thousands, was approved by the Board of Directors on 20 March 2018. This financial statements has not reflected such dividend payable.

Dividend in respect of the year ended 31 December 2016 of RMB0.25 per ordinary share, amounting to a total dividend of RMB2,700,000 thousands, was approved by the Board of Directors on 15 March 2017 and subsequently paid in July 2017.

7.	TRADE RECEIVABLES, OTHER RECEIVABLES AND PREPAYMENTS

	As at 31 December
	2017	2016
	RMB’000	RMB’000
Trade receivables	386,517	414,962
Less: impairment provision	(37)	(18)

	386,480	414,944

Bills receivable	1,090,479	1,238,620
Amounts due from related parties	1,975,408	1,290,619

	3,452,367	2,944,183

Prepayments	228,269	165,804
Other receivables	83,551	165,798

	3,764,187	3,275,785

During the year ended 31 December 2017, certain associates and joint ventures of the Group declared dividends with total amount of RMB479,633 thousands to the Group (2016: RMB557,312 thousands). As at 31 December 2017 and 31 December 2016, all these declared dividends had been received by the Group.

As at 31 December 2017, entrusted lendings of RMB12,000 thousands included in other receivables was made by the Group at an interest rate of 1.75% per annum, which will be due in 2018 (31 December 2016: RMB88,000 thousands included in other receivables was made by the Group at an interest rate of 1.75% per annum.

The remaining balance of other receivables mainly represented interest receivables.

As of 31 December 2017, the Group didn’t have any trade receivable which was past due but not impaired (31 December 2016: Nil).

Amounts due from related parties mainly represent trade-related balances, unsecured in nature and bear no interest.

The aging analysis of trade receivables, bills receivable and amounts due from related parties (net of allowance for doubtful debts) is as follows:

	As at 31 December
	2017	2016
	RMB’000	RMB’000
Within one year	3,452,321	2,944,162
More than one year	46	21

	3,452,367	2,944,183

Movements of the Group’s impairment provision for trade and other receivables are as follows:

	2017 RMB’000	2016 RMB’000
As at 1 January	992	1,269
Provision for receivables impairment	66	71
Receivables written off during the year as uncollectible	(5)	(207)
Unused amounts reversed	—	(141)

As at 31 December	1,053	992

Bills receivables represent short-term bank acceptance receivables that entitle the Group to receive the full face amount of the receivables from the banks at maturity, which generally range from one to six months from the date of issuance. Historically, the Group had experienced no credit losses on bills receivables.

As at 31 December 2017 and 31 December 2016, no trade receivable or bills receivable was pledged as collateral.

Sales to third parties are generally on cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

8.	BORROWINGS

	As at 31 December
	2017	2016
	RMB’000	RMB’000
Loans due within one year – Short term bank loans	606,157	546,432

	606,157	546,432

The weighted average interest rate for the Group’s borrowings was 2.93% for the year ended 31 December 2017 (2016: 3.03%).

As at 31 December 2017, no borrowings were secured by property, plant and equipment (31 December 2016: Nil).

As at 31 December 2017, the Group had credit facilities with several PRC financial institutions which provided the Group to borrow or to guarantee the issuance of the bills of lading up to RMB21,296,000 thousands, within which amounted to RMB20,273,466 thousands were unused. The maturity dates of the unused facility amounted to RMB6,710,000 thousands will be after 31 December 2018. Management assessed that all the facilities could be renewed upon the expiration dates.

9.	TRADE AND OTHER PAYABLES

	As at 31 December
	2017	2016
	RMB’000	RMB’000
Trade payables	1,908,457	2,123,904
Bills payable	—	5,000
Amounts due to related parties	3,731,687	3,044,304

Subtotal	5,640,144	5,173,208

Staff salaries and welfares payable	123,959	37,634
Taxes payable (exclude income tax payable)	2,655,291	1,538,062
Interest payable	864	465
Dividends payable	23,686	20,473
Construction payable	425,891	191,043
Other liabilities	339,126	351,701

Subtotal of other payables	3,568,817	2,139,378

	9,208,961	7,312,586

As at 31 December 2017 and 2016, all trade and other payables of the Group were non- interest bearing, and their fair value approximated their carrying amounts due to their short maturities.

As at 31 December 2017, amounts due to related parties included the advances from the related parties of RMB6,407 thousands (31 December 2016: RMB13,814 thousands).

As at 31 December 2017, the ageing analysis of the trade payables (including amounts due to related parties with trading nature) based on invoice date was as follows:

	As at 31 December
	2017	2016
	RMB’000	RMB’000
Within one year	5,568,507	5,151,868
Between one and two years	58,016	7,373
Over two years	13,621	13,967

	5,640,144	5,173,208

10.	SEGMENT INFORMATION

	2017			2016
			Revenue			Revenue
	Total	Inter-	from	Total	Inter-	from
	segment	segment	external	segment	segment	external
	revenue	revenue	customers	revenue	revenue	customers
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Synthetic fibres	2,061,765	—	2,061,765	1,915,242	—	1,915,242
Resins and plastics	10,596,844	123,824	10,473,020	10,164,433	91,673	10,072,760
Intermediate petrochemicals	23,302,939	12,949,321	10,353,618	20,360,722	11,248,718	9,112,004
Petroleum products	53,259,378	8,737,935	44,521,443	38,776,209	3,514,487	35,261,722
Trading of petrochemical products	24,953,285	1,240,250	23,713,035	22,148,401	1,551,453	20,596,948
Others	1,364,977	525,443	839,534	1,369,671	485,441	884,230

	115,539,188	23,576,773	91,962,415	94,734,678	16,891,772	77,842,906

	2017 RMB’000	2016 RMB’000
Segment result – Profit/(loss) from operations

Petroleum products	3,120,024	3,812,973
Resins and plastics	1,355,908	1,637,578
Intermediate petrochemicals	2,206,128	1,810,011
Trading of petrochemical products	60,583	51,168
Synthetic fibres	(475,266)	(608,891)
Others	134,496	75,017

Profit from operations	6,401,873	6,777,856

Net finance income/(expenses)	207,332	83,685
Share of profit of investments accounted for using the equity method	1,243,693	916,754

Profit before taxation	7,852,898	7,778,295

7.3	Reconciliation between financial statements prepared under CAS and IFRS

The Company is listed on the Stoke Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which is audited by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net profit/ (loss) (Consolidated)		Net assets (Consolidated)
			31 December	31 December
	2017	2016	2017	2016
	RMB’000	RMB’000	RMB’000	RMB’000
Under CAS	6,152,495	5,968,583	28,541,613	25,031,318

Adjustments under IFRS –
Government grants (a)	2,010	13,497	(26,073)	(28,083)
Safety production costs (b)	(346)	(607)	—	—

Under IFRS	6,154,159	5,981,473	28,515,540	25,003,235

Notes:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun
Joint Company Secretary

Shanghai, the PRC, 20 March 2018

Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

Nomination of Non-Independent Director

Reference is made to the seventh meeting of the Ninth Session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) held on 20 March 2018. At the meeting, the Board has resolved to nominate Mr. Jin Wenmin (“Mr. Jin”) as a non-independent director of the Company. The appointment of Mr. Jin as a non-independent director of the Company will be subject to shareholders’ approval at the Company’s 2017 annual general meeting (the “2017 AGM”). The date and time of the 2017 AGM will be announced in due course.

The biography of Mr. Jin is set out below:

Jin Wenmin, aged 53, is currently a Vice President of the Company. Mr. Jin joined the Shanghai Petrochemical Complex in 1985 and served as the Secretary of the Communist Party Committee of the Company’s No.1 Oil Refining Device of Refining Unit, Head of Butadiene Device, Manager of the storage and transportation branch company, manager and Deputy Secretary of the Communist Party Committee of Storage and Transportation Department, manager and Deputy Secretary of the Communist Party Committee of Oil Refining Department etc. From April 2013 to February 2017, Mr. Jin was appointed as Head of Production Department of the Company. From May 2013 to August 2016, Mr. Jin served as Assistant to the President of the Company and was appointed as Vice President of the Company in September 2016. Mr. Jin graduated from the Shanghai Second Polytechnic University in July 2003, majoring in business administration. He is a senior engineer by professional title.

As at the date of this announcement, Mr. Jin holds 175,000 A shares and 75,000 A shares share options of the Company.

Save as disclosed above, Mr. Jin (i) does not and did not hold any directorships in the last three years in other public companies the securities of which are listed on any securities market in Hong Kong or overseas; (ii) does not have relationships with any director, supervisor, senior management, controlling shareholder, substantial shareholder or de facto controller of the Company, and (iii) does not have any interests in the shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong). Mr. Jin has not faced any disciplinary action by the China Securities Regulatory Commission or other relevant authorities, nor has he been sanctioned by any stock exchange.

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The resolution in respect of the election of Mr. Jin as a non-independent director of the Company will be proposed at the 2017 AGM. If the resolution is approved at the 2017 AGM, Mr. Jin will enter into a director’s service contract with the Company on or around the date of 2017 AGM. The term of office will begin on the date of passing of the resolution at the 2017 AGM and expire in June 2020. The remuneration of Mr. Jin will be determined in accordance with the “Remuneration System for Directors, Supervisors and Senior Management” approved at the Company’s 2002 annual general meeting. The Company will disclose the amount of remuneration received by Mr. Jin in the relevant annual reports. Mr. Jin’s remuneration will not be covered in the director’s service contract.

Save as disclosed above, the Company was not aware of any information in respect of Mr. Jin that needs to be disclosed pursuant to Rule 13.51(2)(h) to Rule 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor was the Company aware of any matters that need to be brought to the attention of the shareholders of the Company.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun Joint Company Secretary

Shanghai, the PRC, 20 March 2018

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